SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2010

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                   No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                   No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                                   No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NORTEL INVERSORA S.A.

Item
1.	Consolidated Financial Statements as of June 30, 2010 and December 31, 2009 and for the six-month periods ended June 30, 2010 and 2009

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2010

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Consolidated Financial Statements as of June 30, 2010 and December 31, 2009 and for the six-month periods ended June 30, 2010 and 2009

$ : Argentine peso

US$ : US dollar

$3.931 = US$1 as of June 30, 2010

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Balance Sheets as of June 30, 2010 and December 31, 2009

(In millions of Argentine pesos – see Note 3.c)

	As of June 30,2010 (unaudited)	As of December 31, 2009
ASSETS
Current Assets
Cash and banks	$64	$62
Investments	1,483	1,211
Accounts receivable, net	1,139	1,163
Other receivables, net	281	241
Inventories, net	344	243
Other assets, net	7	7

Total current assets	3,318	2,927

Non-Current Assets
Other receivables, net	71	74
Investments	2	1
Fixed assets, net	6,919	6,839
Intangible assets, net	762	773
Other assets, net	4	3

Total non-current assets	7,758	7,690

TOTAL ASSETS	$11,076	$10,617

LIABILITIES
Current Liabilities
Accounts payable	$2,108	$2,214
Debt	794	763
Salaries and social security payable	272	300
Taxes payable	737	774
Dividends payable	164	—
Economic Rights Class “A” prefereed shares	350	—
Other liabilities	71	52
Contingencies	74	73

Total current liabilities	4,570	4,176

Non-Current Liabilities
Accounts payable	20	24
Debt	74	58
Salaries and social security payable	76	82
Taxes payable	177	212
Other liabilities	174	186
Contingencies	443	374

Total non-current liabilities	964	936

TOTAL LIABILITIES	$5,534	$5,112
Noncontrolling interest	2,470	2,552
SHAREHOLDERS’ EQUITY	$3,072	$2,953

TOTAL LIABILITIES, NONCONTROLLING INTEREST AND SHAREHOLDERS’ EQUITY	$11,076	$10,617

The accompanying notes are an integral part of these consolidated financial statements.

Ricardo Alberto Ferreiro
Vice-Chairman in exercise of the Presidency

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Statements of Income

for the six-month periods ended June 30, 2010 and 2009

(In millions of Argentine pesos, except per share data in Argentine pesos – see Note 3.c)

	For the six-month periods ended June 30,
	2010	2009
Net sales	$6,717	$5,754
Cost of services	(3,363)	(2,887)

Gross profit	3,354	2,867
General and administrative expenses	(249)	(202)
Selling expenses	(1,571)	(1,356)

Operating income	1,534	1,309
Gain on equity investees	—	13
Financial results, net	(42)	(152)
Other expenses, net	(126)	(74)

Net income before income tax and noncontrolling interest	1,366	1,096
Income tax expense, net	(502)	(394)
Noncontrolling interest	(395)	(323)

Net income	469	379

Net income per ordinary share	$42.59	$34.14

The accompanying notes are an integral part of these consolidated financial statements.

Ricardo Alberto Ferreiro
Vice-Chairman in exercise of the Presidency

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Statements of Changes in Shareholders’ Equity

for the six-month periods ended June 30, 2010 and 2009

(In millions of Argentine pesos – see Note 3.c)

	Capital Stock
Concept	Common stock	Preferred shares	Inflation adjustment of common stock	Share issue premiums (1)	Economic rights Class “A” preferred shares(2)	Legal reserve	Foreign currency translation adjustments	Accumulated earnings	Total Shareholders’ equity
Balances as of January 1, 2009	$53	25	125	896	—	180	52	858	$2,189
Foreign currency translation adjustments	—	—	—	—	—	—	(1)	—	(1)
Changes in the fair value of cash flow hedges, net of income tax	—	—	—	—	—	—	(4)	—	(4)
Net income for the period	—	—	—	—	—	—	—	379	379

Balances as of June 30, 2009	$53	25	125	896	—	180	47	1,237	$2,563

Balances as of January 1, 2010	$53	25	125	896	—	180	58	1,616	$2,953
Recognition of Economic rights Class “A” preferred shares	—	—	—	—	(350)	—	—	—	(350)
Net income for the period	—	—	—	—	—	—	—	469	469

Balances as of June 30, 2010	$53	25	125	896	(350)	180	58	2,085	3,072

(1)	Share issue premiums resulting from subscription and payment of Class “A” and “B” preferred shares.
(2)	See Note 9.1.d.

The accompanying notes are an integral part of these consolidated financial statements.

Ricardo Alberto Ferreiro
Vice-Chairman in exercise of the Presidency

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Statements of Cash Flows

for the six-month periods ended June 30, 2010 and 2009

(In millions of Argentine pesos – see Note 3.c)

	For the six-month periods ended June 30,
	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period	$469	$379
Adjustments to reconcile net income to net cash flows provided by operating activities
Allowance for doubtful accounts and other allowances	85	89
Depreciation of fixed assets	615	522
Amortization of intangible assets	10	8
Gain on equity investees	—	(13)
Consumption of materials	54	52
Gain on sale/disposal of fixed assets and other assets	(2)	(4)
Provision for lawsuits and contingencies	80	27
Holdings (gain) loss on inventories	5	(11)
Interest and other financial losses on loans	89	250
Income tax	(131)	(37)
Noncontrolling interest	395	323
Net increase in assets	(212)	(114)
Net increase (decrease) in liabilities	102	(127)

Total cash flows provided by operating activities	1,559	1,344

CASH FLOWS FROM INVESTING ACTIVITIES
Fixed asset acquisitions	(926)	(749)
Intangible asset acquisitions	(14)	(7)
Proceeds for the sale of fixed assets and other assets	5	10
Increase in investments not considered as cash and cash equivalents	—	(8)

Total cash flows used in investing activities	(935)	(754)

CASH FLOWS FROM FINANCING ACTIVITIES
Debt proceeds	98	284
Payment of debt	(100)	(212)
Payment of interest and debt-related expenses	(38)	(79)
Cash dividends paid	(312)	(14)

Total cash flows used in financing activities	(352)	(21)

INCREASE IN CASH AND CASH EQUIVALENTS	272	569
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	1,273	902

CASH AND CASH EQUIVALENTS AT PERIOD END	$1,545	$1,471

See Note 6 for supplementary cash flow information.

The accompanying notes are an integral part of these consolidated financial statements.

Ricardo Alberto Ferreiro
Vice-Chairman in exercise of the Presidency

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

1. The Company and its operations

a) Nortel Inversora S.A. (“The Company or Nortel”) was organized by a consortium of Argentina and international investors to acquire a controlling interest in the common stock of Telecom Argentina S.A. (“Telecom Argentina or Telecom” and together with its subsidiaries, the “Telecom Group”) which was formed as a result of the privatization of the public telecommunication services under the name of “Sociedad Licenciataria Norte S.A.”. Telecom Argentina was awarded a non-expiring license to operate in the northern region of the Argentina and began operations on November 8, 1990 (the “Transfer Date”).

The privatization was effected through a Transfer Agreement (the “Transfer Agreement”) between the Argentine Government, as one party, and Telecom, at that time represented by the winning consortium, and was implemented through the transfer of operating assets of Empresa Nacional de Telecomunicaciones (“ENTel”), which has provided public telecommunication services in Argentina until its privatization.

b) Telecom Argentina’s license, as originally granted, was exclusive to provide telephone services in the northern region of Argentina through October 10, 1999. As from such date, Telecom began providing telephone services in the southern region of Argentina and competing in the previously exclusive northern region.

The Telecom Group provides fixed-line public telecommunication services, international long-distance service, data transmission and Internet services in Argentina. Accordingly, the Telecom Group had amended its by-laws in accordance with the prior approval obtained from the Department of Communications (“SC”, the “Regulatory Authority”) and the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina.

A description of Telecom’s subsidiaries with their respective percentage of capital stock owned by Telecom as of June 30, 2010, is presented as follows:

Reportable segment	Subsidiaries	Percentage of capital stock owned and voting rights (i)	Indirect control through	Date of acquisition
Voice, data and Internet	Telecom Argentina USA Inc. (“Telecom USA”)	100.00%		09.12.00
	Micro Sistemas Sociedad Anonima (“Micro Sistemas”) (ii)	99.99%		12.31.97

Wireless	Telecom Personal S.A. (“Personal”)	99.99%		07.06.94
	Núcleo S.A. (“Núcleo”)	67.50%	Personal	02.03.98
	Springville S.A. (“Springville”) (ii)	100.00%	Personal	04.07.09

(i)	Percentage of equity interest owned has been rounded.
(ii)	Dormant entity at June 30, 2010.

2. Regulatory framework of the Telecom Group

(a) Regulatory bodies and general legal framework

Telecom Argentina and Personal operate in a regulated industry. Regulation not only covers rates and service terms, but also the terms on which various licensing and technical requirements are imposed.

The provision of telecommunication services is regulated by the SC and supervised by the Comisión Nacional de Comunicaciones, the National Communications Commission (“CNC”). The CNC is in charge of general oversight and supervision of telecommunications services. The SC has the power to develop, suggest and implement policies which are applicable to telecommunications services; to ensure that these policies are applied; to review the applicable legal regulatory framework; to act as the enforcing authority with respect to the laws governing the relevant activities; to approve major technical plans and to resolve administrative appeals filed against CNC resolutions.

The principal features of the regulatory framework in Argentina have been created by:

-	The Privatization Regulations, including the List of Conditions;

-	The Transfer Agreement;

-	The Licenses granted to Telecom Argentina and its subsidiaries;

-	The Tariff Agreements; and

-	Various governmental decrees, including Decree No. 764/00, establishing the regulatory framework for licenses, interconnection, universal service and radio spectrum management.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2. Regulatory framework of the Telecom Group (continued)

Núcleo, Personal’s Paraguayan controlled company, is supervised by the Comisión Nacional de Telecomunicaciones de Paraguay, the National Communications Commission of Paraguay (“CONATEL”). Telecom USA, Telecom’s subsidiary, is supervised by the Federal Communications Commission (the “FCC”).

(b) Licenses granted as of June 30, 2010

As of June 30, 2010, Telecom Argentina has been granted the following non-expiring licenses to provide the following services in Argentina:

-	Local fixed telephony;

-	Public telephony;

-	Domestic and international long-distance telephony;

-	Domestic and international point-to-point link services;

-	Domestic and international telex services;

-	Value added services, data transmission, videoconferencing and broadcasting signal services; and

-	Internet access.

As of June 30, 2010, Telecom Argentina’s subsidiaries have been granted the following licenses:

-	Personal has been granted a non-exclusive, non-expiring license to provide mobile telecommunication services in the northern region of Argentina and data transmission and value added services throughout the country. In addition, Personal owns licenses to provide mobile radio communication services in the Federal District and Greater Buenos Aires areas, as well as a non-expiring license to provide PCS services throughout the country and it is registered to provide national and international long-distance telephone services; and

-	Núcleo has been granted a renewable five-year period license to provide mobile telecommunication services in Paraguay as well as PCS services, data transmission and videoconferences services and Internet access in certain areas of that country.

(c) Revocation of the license

Telecom Argentina’s license is revocable in the case of non-compliance with certain obligations, including but not limited to:

-	an interruption of all or a substantial portion of service;

-	a modification of its corporate purpose or change of domicile to a jurisdiction outside Argentina;

-	a sale or transfer of the license to third parties without prior approval of the Regulatory Bodies;

-	any sale, encumbrance or transfer of assets which has the effect of reducing services provided, without the prior approval of the Regulatory Bodies;

-	a reduction of Nortel interest in Telecom Argentina to less than 51%, or the reduction of Nortel’s common shareholders’ interest in Nortel to less than 51%, in either case without prior approval of the Regulatory Bodies; (as of June 30, 2010 all of the ordinary shares of Nortel Inversora belong to Sofora; additional information in Note 7);

-	any transfer of shares resulting in a direct or indirect loss of control in Telecom Argentina without prior approval of the Regulatory Bodies;

-	an assignment or delegation of Telecom Italia S.p.A.’s (“Telecom Italia” or “the Operator”) functions without the prior approval of the Regulatory Bodies;
-	Telecom Argentina’s bankruptcy.

Personal’s licenses are revocable in the case of non-compliance with certain obligations, including but not limited to:

-	repeated interruptions of the services;

-	any transfer of the license and/or the related rights and obligations, without the prior approval of the Regulatory Authority;

-	any encumbrance of the license;

-	any voluntary insolvency proceedings or bankruptcy of Personal;

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2. Regulatory framework of the Telecom Group (continued)

-	a liquidation or dissolution of Personal, without the prior approval of the Regulatory Authority.

Núcleo’s licenses are revocable mainly in the case of:

-	repeated interruptions of the services;

-	any voluntary insolvency proceedings or bankruptcy of Núcleo;

-	non-compliance with certain obligations.

(d) Decree No. 764/00

Decree No. 764/00 substantially modified three regulations:

•	General Regulation of Licenses

This regulation establishes a single nationwide license for the provision of all telecommunication services to the public, including fixed-line, wireless, national and international, irrespective of whether these services are provided through telecommunications infrastructure owned by the service provider. Under the regulation, a licensee’s corporate purpose does not need to be exclusively the provision of telecommunications services. In addition, the regulation does not establish any minimum investment or coverage requirements. Broadcasting service companies may also apply for a license to provide telecommunications services. The regulation further authorizes the resale of telecommunications services subject to the receipt of a license, and there are no restrictions on participation by foreign companies.

•	Argentine Interconnection Regulation

This regulation provides for an important reduction in the reference interconnection prices in effect at the time. The regulation also increases the number of infrastructure elements and services that the dominant operator is required to provide, including interconnection at the local exchange level, billing services and unbundling of local loops. This regulation also introduces interconnection for number translation services (NTS) such as Internet, audiotext, collect calling and the implementation of number portability, all of which shall be subject to future regulations.

On January 22, 2009, the SC issued Resolution No. 8/09 through which it created a Working Commission composed by members of the SC and the CNC to prepare a draft of the Number Portability Regulation.

•	Universal Service (“SU”) Regulation

The SU regulation required entities that receive revenues from telecommunications services to contribute 1% of these revenues (net of taxes) to the Universal Service Fiduciary Fund (“the SU fund”). The regulation adopted a “pay or play” mechanism for compliance with the mandatory contribution to the SU fund. The regulation established a formula for calculating the subsidy for the provision of SU which takes into account the cost of providing this service and any foregone revenues. Additionally, the regulation created a committee responsible for the administration of the SU fund and the development of specific SU programs.

The SC issued Resolution No. 80/07 which stipulated that until the SU Fund is effectively implemented, telecommunication service providers, such as Telecom Argentina and Personal, are required to deposit any contributions accrued since the issuance of such Resolution into a special individual account held in their name at the Banco de la Nación Argentina. CNC Resolution No. 2,713/07, issued in August 2007, established how these contributions are to be calculated.

New SU Regulation

Decree No. 558/08, published on April 4, 2008, recently caused certain changes to the SU regime.

The Decree established that the SC will assess the value of service providers’ direct program contributions in compliance with obligations promulgated by Decree No. 764/00. It will also determine the level of funding required in the SU Fund for programs pending implementation. In the same manner, in order to guarantee the continuity of certain projects, the SC was given the choice to consider as SU contributions certain other undertakings made by telecommunication services providers and compensate providers’ for these undertakings.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2. Regulatory framework of the Telecom Group (continued)

The new regulation established two SU categories: a) areas with uncovered or unsatisfied needs; and b) customer groups with unsatisfied needs. It also determined that the SC would have exclusive responsibility for the issuance of general and specific resolutions regarding the new regulation, as well as for its interpretation and application.

It also established that the SC will review SU programs which were established under the previous regulation, guaranteeing the continuity of those already being administered and implementing those that had been under review.

The Decree requires Telecom Argentina and Telefonica de Argentina S.A. (“Telefonica”) to extend the coverage of their fixed line networks, within their respective original region of activity, within 60 months from the effective date of publication of the Decree. The SC will determine on a case by case basis if the providers will be compensated with funds from the SU Fund.

The level of financing of SU ongoing programs established under the previous regulation will be determined by the SC, whereas telecommunications providers appointed to participate in future SU Programs will be selected by competitive bidding.

The Decree requires telecommunications service providers to contribute 1% of their revenues (from telecommunication services, net of taxes) to the SU Fund and keeps the “pay or play” mechanism for compliance with the mandatory monthly contribution to the SU Fund or, to claim the correspondent receivable, as the case may be.

Decree No. 558/08 also mandates the creation of the SU Fund and orders that it must be established within 180 days from the date of publication. Providers of telecommunications services shall act in their capacity as trustors for this fund, and shall rely on the assistance of a Technical Committee made up of seven members (two members shall be appointed by the SC, one member shall be appointed by the CNC, three members shall be appointed by the telecommunication services providers – two of which shall be appointed by Telecom Argentina and Telefonica and one by the rest of the providers – and another member will be appointed by independent local operators). This Technical Committee will be informed by the SC of the programs that will be financed and will be responsible for managing and controlling the SU Fund, carrying out technical-economic evaluations of existing projects and supervising the process of competitive bidding and adjudication of new SU programs, with the prior approval by the SC.

At the date of issuance of these consolidated financial statements, the Technical Committee had been created and had begun to analyze the operative procedures associated to the functions derived from its responsibilities. Additionally, telecommunications service providers had already selected the Fiduciary institution and had sent the proposed Fiduciary agreement to the SC. The SC approved it in January 2009 through Resolution No. 7/09, but there is still pending resolution certain administrative and operative matters.

On December 9, 2008, the SC issued Resolution No. 405/08 which requires telecommunication service providers to deposit into special accounts the 1% of their revenues as defined in Decree No. 558/08, without passing on any costs incurred for the provision of their services.

On January 12, 2009, Telecom Argentina and Personal, filed claims before the SC objecting to the provisions of SC Resolution No. 405/08, based on the illegality of this rule, arguing that it contradicts Decree No. 558/08 because it violates the rights of both licensees to factor their compensation for the provision of the SU programs in the calculation of their investment contribution, in accordance with the “pay or play” mechanism stated in the Decree No. 558/08.

The management of the Group, with the opinion of its legal counsel, considers it has meritorious legal arguments for the claims filed against Resolution No. 405/08.

At the date of issuance of these consolidated financial statements, the SU programs are still pending approval by the SC.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2. Regulatory framework of the Telecom Group (continued)

On April 4, 2009, by means of SC Resolution No. 88/09, the SC created a new program denominated “Telephony and Internet for towns without provision of basic Telephone services” that will be subsidized with funds from the SU Fund. The new program seeks to provide local telephony, domestic long distance, international long distance and Internet in towns that currently do not provide basic telephone services. SC Resolution No. 88/09 specifies the methodology that licensees will have to follow for proposals to render these services in several of the 1,491 towns and 1,496 schools identified in the Annex of the Resolution. The proposed projects approved by the SC will be sent to the Technical Committee of the SU Fund so that availability of funds can be evaluated and they can be included in a bidding process provided for in Decree No. 558/08.

In Telecom

By the end of 2002, the SC formed a working group responsible for analyzing the method to be applied for measuring the net costs of SU performance –particularly, the application of the Hybrid Cost Proxy Model (the “HCPM Model”), based on the incremental cost of a theoretical network. The working group was also tasked with defining “non-monetary benefits” and determining the methodology for its calculation, in order to assess the costs that would be offset due to performance of SU obligations. The working group decided that, given the complexity of this methodology, efforts should be made to continue the initial programs independently from application of the HCPM Model, and that there was a need to carry out a comprehensive review of the present general regulations relating to SU to ensure that these regulations were operative in the near term considering the existing social needs.

Several years after the market’s liberalization and the effectiveness of the first SU regulations, these regulations have yet to be implemented. Therefore, service providers affected by these regulations have not received set-offs for providing services as required by the SU regime.

In compliance with SC Resolution No. 80/07 and CNC Resolution No. 2,713 /07, Telecom Argentina has estimated a receivable of $753 (unaudited) for the period initiated in July 2007 and filed its calculations for review by the regulatory authority. This receivable has not yet been recorded since it is subject to the approval of the SU programs, the review of the SC and the availability of funds in the SU Trust.

In Personal

Since January 2001, Personal has been recording a provision related to its obligation to make contributions to the SU fund. As of June 30, 2010, this provision amounts to $178. In addition, since July 2007 and in compliance with SC Resolution No. 80/07 and CNC Resolution No. 2,713/07, Personal has deposited the correspondent contributions on their respective maturity date (amounting to $87 as of June 30, 2010) into a special individual account held under their name at the Banco de la Nación Argentina; these contributions were recorded as a receivable in the caption “Other receivables” of the consolidated balance sheets.

As of January 2001, Personal, as well as the other wireless providers, had charged SU fund amounts to customers.

SC Resolution No. 99/05 required entities that derived revenues from telecommunications services to contribute 1% of these revenues to the SU fund, and prohibited billing to customers any SU amounts.

As a result, the CNC, through CNC Note No. 726/05, requested that Personal discontinue billing SU amounts to customers and reimburse all collected SU amounts plus interest (applying the same rate used for overdue invoices from customers).

Although the SC resolutions were appealed, management decided to reimburse the SU amounts which had been billed to post-paid customers from January 1, 2001 through June 28, 2005, the date on which Personal ceased billing SU amounts.

Although Personal reimbursed the SU amounts, it will not surrender its rights to consider the resolutions illegitimate and without merit.

During the first quarter of 2006, Personal fully reimbursed all previously billed SU amounts plus interest to its active post-paid customers (amounting to $15, calculated using the Banco Nacion Argentina interest rate collected by banks). In addition, as of May 2006, Personal had reimbursed the SU amounts billed to its former customers and former post-paid customers that have changed into prepaid customers (amounting to $4) and still remains pending an amount of $6 that is available for collecting.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2. Regulatory framework of the Telecom Group (continued)

In December 2006, the CNC issued a preliminary report regarding verification of Personal’s SU reimbursement, which indicated that Personal completed the requirement of reimbursement of the SU amounts including interest. However, the report stated that the interest rate applied differed from the rate required by the CNC; finally, on August 7, 2008, the CNC ordered Personal to adjust the reimbursement applying the same rate used for overdue invoices from customers (that is, one and a half of the Banco Nacion Argentina interest rate collected by banks).

In September 2008, Personal has rejected this claim explaining its grounds for justification of the applied interest rate. However, the management of Personal has considered the reimbursement of the interests claimed by the CNC. As a result, Personal had recorded a provision of $10. During the third quarter of 2009, Personal has begun the reimbursement to its customers (amounting to $5 as of June 30, 2010).

(e) Regulation for the call by call selection of the providers of long-distance services

On December 28, 2001, the former Ministry of Infrastructure and Housing issued General Resolution No. 613/01 which approved a system that allows callers to select their preferred long-distance provider for each call. This call by call selection system is referred to as “SPM”.

Subsequently, as a result of the claims submitted by several carriers objecting to General Resolution No. 613/01, the Ministry of Economy issued General Resolution No. 75/03, which introduced several changes to the regulations providing for SPM. The main changes relate to the following: long-distance carriers’ freedom to provide SPM, changes in blockage modality due to delinquency, changes in the service connection modality and greater flexibility of obligations connected with service promotion and advertising. Resolution No. 75/03 also provides that origin providers, both fixed and wireless, must have their equipment and networks available to provide the SPM service on June 6, 2003. As of the date of these consolidated financial statements, this long-distance service modality is not implemented.

(f) Public telephony in penal institutions

As stated by Decree No. 690/06, in August 2007, the SC issued Resolution No. 155/07, where it approves the “Regulation for Communications that are initiated in Penal Institutions”, establishing technical requirements for the system and the telephone lines installed in penal institutions, so that all communications carried out are registered.

Such Regulation shall be in effect in the term of one year, which may be extended to a similar period, counted sixty days from the date in which the technical definitions that the CNC must issue become available.

At the date of issuance of these consolidated financial statements, Telecom Argentina is developing technical alternatives to implement in order to comply with this new rule.

(g) “Tax Stability” principle: impact of variations in Social Security contributions

On March 23, 2007, the SC issued Resolution No. 41/07 relating to the impact of variations in Social Security contributions occurring over the past several years.

Subsequent to November 8, 1990, there were several increases in the rates of Social Security Contributions, which were duly paid by Telecom Argentina. At the same time, and under the framework of the argentina@internet.todos Program, Telecom Argentina paid, mostly during fiscal year 2000, reduced social security contribution rates.

Pursuant to Resolution No. 41/07, Telecom Argentina may offset the impact of costs borne as a result of increases in Social security contribution rates.

Telecom Argentina made the required presentations to the SC of the net receivable under Resolution No. 41/07, which were subject to audits by the Regulatory Authority.

During the third quarter of 2007, the CNC performed the audits on the information given by Telecom Argentina. Telecom had access to documentation of the CNC’s audits, which resulted in no significant differences from the net amounts it had determined. Consequently, Telecom Argentina recorded a receivable from increases in social security contributions and cancelled payables from reduction in social security contribution rates and other fines due by Telecom Argentina.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2. Regulatory framework of the Telecom Group (continued)

At June 30, 2010, Telecom Argentina has a net receivable of $67 which, in addition with the receivable of $23 corresponding to the tax on deposits to and withdrawals from bank accounts (“IDC”), is included in the non-current caption “Other receivables”.

Since the resolution allows Telecom Argentina to offset the receivables with existing and/or future regulatory duties and the intention of Telecom argentina is to exercise its offsetting rights, the receivable was recorded net of reserves. At June 30, 2010, the reserves corresponding to these regulatory duties amounted to $90.

Since December 2008, Telecom Argentina has begun the billing to the customers of the increases in the rates of its social security contributions accrued from October 2008, applying the same mechanism used to bill the IDC.

(h) Rendering of fixed telephony through mobile telephony infrastructure

By SC Resolution No. 151/07, fixed telephony was granted access to particular frequency bands, with the purpose of enabling basic telephone services in rural and suburban areas to be rendered through the wireless infrastructure used for the provision of mobile telephony service. Licensees will provide such service within their respective fixed telephony service original regions. Telecom Argentina has started to install fixed lines based on this technology in order to satisfy service demand in rural and suburban areas.

(i) Tariff structure of the national and international regulated fixed line services

Rate Rebalancing

The variation in revenues resulting from the Rate Rebalancing for the two-year period beginning February 1997 was determined to amount to an increase of $9.5, by means of SC Resolution No. 4,269/99.

In December 2007, the Regulatory Authority notified Telecom Argentina that it will offset this difference with the Resolution No. 41/07 receivables. As a consequence, during fiscal year 2007, Telecom Argentina recorded a reserve on this matter on behalf of the CNC final results. In April 2009, the CNC notified the offsetting of the $9.5 Rate Rebalancing amount with the Resolution No. 41/07 receivables. So, Telecom Argentina has reduced the receivable with the corresponding reserve.

Price Cap

The Price Cap was a regulation mechanism applied in order to calculate changes in Telecom tariffs, based on changes in the U.S. Consumer Price Index (“U.S. C.P.I.”) and an efficiency factor.

In August 2009, the Regulatory Bodies finalized the 1999 Price Cap audit resulting in a payable by Telecom Argentina of $3.1 plus interest. Telecom Argentina has offset this balance with the credit resulting from SC Resolution No. 41/07, described in (g) above.

On April 6, 2000, the Argentine Government, Telefonica and Telecom Argentina signed an agreement (“Price Cap 2000”) that set the price cap efficiency factor at 6.75% (6% set by the SC and 0.75% set by Telecom Argentina and Telefonica) for the period from November 2000 to November 2001.

The 2000 Price cap audit results are still pending. Should the outcome is a payable by Telecom Argentina it can be offset with the Resolution No. 41/07 receivables.

In April 2001, the Argentine Government, Telefonica and Telecom Argentina signed an agreement (“2001 Price Cap”) that set the efficiency factor for reduction of tariffs at 5.6% for the period from November 2001 to October 2002.

However, a preliminary injunction against Telecom Argentina disallowed Telecom to apply tariff increases by reference to the U.S. C.P.I. Telecom Argentina appealed this injunction arguing that if one part of the formula cannot be applied, the Price Cap system should be nullified. Finally, Public Emergency Law No. 25,561 explicitly prohibited tariff adjustments, so, at the date of issuance of these consolidated financial statements, the pesification and the freeze of the regulated tariffs are still in force. Additional information is given in Note 11.e – Other claims.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2. Regulatory framework of the Telecom Group (continued)

Tax on deposits to and withdrawals from bank accounts (“IDC”) charged to customers

On February 6, 2003, the Ministry of Economy, through Resolution No. 72/03, defined the mechanism to allow, going forward, tariff increases on basic telephony services reflecting the impact of the IDC. The amount of tax charged must be shown separately in customers’ bills. Telecom Argentina has determined the existence of a remaining unrecovered amount of approximately $23 that arose before the issuance of Resolution No. 72/03, which will be claimed within the tariff renegotiation process (see (j) below).

In April 2007, Telecom Argentina provided the CNC with supporting documentation on this amount for its audit. Telecom Argentina had access to documentation of the Regulatory Authority’s audits that corroborates the amounts claimed by Telecom Argentina and the application of a similar offsetting mechanism pursuant to Resolution No. 41/07. Therefore, as of June 30, 2010 and December 31, 2009, Telecom Argentina recorded as “Other receivable” a total of $23.

(j) Renegotiation of agreements with the Argentine Government

Telecom Argentina’s tariff scheme and procedures are detailed in the Tariff Agreement entered into by Telecom Argentina and the Argentine Government in November 1991, as amended in February 1992. Pursuant to the Tariff Agreement, all tariffs were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at that time. Under the Convertibility law that was effective until January 2002, the applicable exchange rate was $1 to US$1. Tariffs were to be adjusted twice a year in April and October based on the variation of the U.S. C.P.I. These adjustments were not applied since 2000 according to a resolution of the SC.

However, in January 2002, the Argentine Government enacted Law No. 25,561, Ley de Emergencia Pública y Reforma del Régimen Cambiario (the “Public Emergency Law”), which provided, among other aspects, for the following:

-	The pesification of tariffs;

-	The elimination of dollar or other foreign-currency adjustments and indexing provisions for tariffs;

-	The establishment of an exchange rate for dollar-denominated prices and rates of $1 =US$1; and

-	The renegotiation of the conditions of the contractual agreements entered into between privatized companies and the Argentine Government.

The Argentine Government is entitled to renegotiate these agreements based on the following criteria:

-	The overall impact of tariffs for public services on the economy and income levels;

-	Service quality and investment plans, as contractually agreed;

-	The customers’ interests and access to the services;

-	The security of the systems; and

-	The profitability of the service providers.

Decree No. 293/02, dated February 12, 2002, entrusted the Ministry of Economy with the renegotiation of the agreements. Initially, the contractual renegotiation proposals were to be submitted to the Argentine Government within 120 days after the effective date of the Decree, although this term was further extended for an additional 180-day period. Telecom Argentina filed all information as required by the Argentine Government, which included information on the impact caused by the economic crisis on Telecom Argentina’s financial position and its revenues, the pre-existing mechanisms for tariff adjustments, operating costs, indebtedness, payment commitments with the Argentine Government and future and on-going investment commitments.

Furthermore, in July 2003, Decree No. 311/03 created the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos (“UNIREN”), (Division for the Renegotiation and Analysis of Contracts of Public Utilities Services), a “special division” within the Ministry of Economy and the Ministry of Federal Planning, Public Investments and Services, pursuant to which the contractual relationships between the Argentine Government and the service providers were to be revised and renegotiated. In October 2003, the Argentine Government enacted Law No. 25,790 pursuant to which the original term to renegotiate the contracts was extended through December 31, 2004. As from that date, the Argentine Government enacted subsequent laws pursuant to which this term was extended through December 31, 2011.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2. Regulatory framework of the Telecom Group (continued)

In May 2004, Telecom Argentina signed a Letter of Understanding (“LOU”) with the Argentine Government pursuant to which Telecom Argentina committed not to modify the current tariff structure through December 31, 2004 and to continue with the tariff renegotiation process, which Telecom Argentina expected to have concluded before December 31, 2004. Telecom Argentina also committed to offer phone services to beneficiaries of governmental welfare programs and to extend internet services in the interior of the country at reduced prices.

Even though Telecom Argentina fulfilled its commitments under the LOU, the Argentine Government did not make a specific offer related to the renegotiation of the tariffs at the date set in the LOU.

New Letter of Understanding with the UNIREN

On March 6, 2006, Telecom Argentina signed a new LOU (the “Letter”) with the UNIREN. Upon the fulfillment of the procedures set forth in the rules and regulations presently in effect, the Letter will provide the framework for the signing of the Acta Acuerdo de Renegociación del Contrato de Transferencia de Acciones or Minutes of Agreement of the Renegotiation of the Transfer Agreement (the “Minutes of Agreement of the Renegotiation”) approved by Decree No. 2,332/90, as stated in Section 9 of the Public Emergency Law.

The main terms and conditions of the Letter include:

•

The CNC and UNIREN have determined that Telecom Argentina satisfactorily complied with most of the requirements contemplated in the Transfer Agreement and by the regulatory framework. Isolated violations were satisfactorily remedied through fines and/or sanctions. Other matters arising in the normal course of business are still pending resolution, which was originally expected by June 30, 2006 (some of these matters are described below). Despite such expectation, the Regulatory Authority continues to analyze such open issues, the outcome of which will be disclosed when the analysis is completed;

•	Telecom Argentina’s commitments to invest in the technological development and updating of its network;

•	Telecom Argentina’s commitment to the achievement of its long-term service quality goals;

•	The signing parties’ commitment to comply with and maintain the terms set forth in the Transfer Agreement, and in the regulatory framework in effect;

•

The Argentine Government’s commitment to create an appropriate and standardized regulatory framework for telecommunications services and to give Telecom Argentina fair and equivalent treatment to that given to other telecommunications providers that shall take part in the process;

•

Telecom Argentina’s commitment and the commitment of its indirect shareholders Telecom Italia S.p.A. and W de Argentina – Inversiones S.L. and its subsidiaries (“W de Argentina Group”), to suspend for a period of 210 working days any and all claims, appeals and petitions already filed or in the process of being filed, in administrative, arbitral or judicial offices, in Argentina or in any other country, that are founded in or related to any act or measure taken after the issuance of the Public Emergency Law with respect to the Transfer Agreement and the License. The suspension will take effect after the 30th day from the end of the public hearing convened to deal with the Letter. Once the Minutes of Agreement of the Renegotiation is ratified, any and all claims, appeals and/or proceedings will be disregarded;

•	An adjustment shall be made to increase the termination charge of international incoming calls to a local area to be equivalent to international values, which are at present strongly depreciated;

•	Off-peak telephone hours corresponding to reduced tariffs shall be unified with regards to local calls, long distance domestic and international calls.

On May 18, 2006, the Letter was subject to a public hearing procedure, with the purpose of encouraging the participation of the users and the community in general, taking into consideration that the Letter’s terms and conditions will provide the framework for the signing of the Minutes of Agreement of the Renegotiation. These Minutes of Agreement of Renegotiation shall be in effect once all the requirements stipulated in the regulatory framework are complied with, which among other things, requires that a Telecom Argentina Stockholders’ Meeting be held to approve said Minutes. Both Telecom Argentina and its indirect stockholders Telecom Italia S.p.A. and the W de Argentina Group, have timely fulfilled the Agreement’s commitments.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2. Regulatory framework of the Telecom Group (continued)

At the date of issuance of these financial statements, Telecom Argentina continues to await completion of the administrative steps required for the National Executive to submit to the National Congress a proposed Memorandum of Agreement for Renegotiation.

Although there can be no assurance as to the ultimate outcome of these matters, it is the opinion of the Management of Telecom Argentina that the renegotiation agreement process will be satisfactorily completed.

(k) “Buy Argentine” Act

In December 2001, the Argentine Government passed Public Law No. 25,551 (“Compre Trabajo Argentino” or the “Buy Argentine” Act) and in August 2002, passed Decree No. 1,600/02 which approved and brought into effect the Compre Trabajo Argentino. The law requires Telecom Argentina to give preference to national goods and services, as defined in Public Laws No. 25,551 and No. 18,875, in any procurement related to the rendering of public telephony services (sect.1 & 2).

Preference must be given so long as the price of such goods is equal to or lesser than the price of a foreign good (including customs duties, taxes and other expenses that are linked to the nationality of goods) increased by 7% (when the Argentine offeror is a small or medium size company) or 5% (when the Argentine offeror is any other company) (sect.3).

Compre Trabajo Argentino also mandates that Telecom Argentina publish any bid for services in the Official Bulletin in order to provide any and all prospective offerors with the information necessary for them to participate. This mandatory publication requires considerable lead-time prior to the issuance of the purchase order and has had the result of extending the period needed to complete certain purchases. Non-compliance with Compre Trabajo Argentino is subject to criminal sanctions.

Public Law No. 18,875 establishes the obligation to exclusively contract services with local companies and professionals, as defined in such law. Any exception must receive the prior approval of the relevant Ministry.

In August 2004, CNC Resolution No. 2,350/04 enacted the “Procedure for the fulfillment of the Buy Argentine Act”, including the obligation for Telecom Argentina to present half-year affidavits addressing the fulfillment of these rules. Non-compliance with this obligation is subject to administrative sanctions.

This regulation, thus, reduces the operating flexibility of Telecom Argentina due to the time required to request bids for services and/or to obtain an approval of the relevant authority when necessary, and the higher administrative expenses derived from the obligation to present half-year affidavits.

3. Preparation of financial statements

(a) Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles used in Argentina (“Argentine GAAP”), considering the regulations of the CNV, which differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”).

However, certain reclassifications and accommodations have been made to conform more closely to the form and content required by the SEC.

In March 2009, the Argentine Federation of Professional Boards of Economic Sciences (the “FACPCE”) approved Technical Resolution (“RT”) 26 “Adoption of International Financial Reporting Standards”, which will be fully effective for companies making public offering of securities (such as the Company) as from January 1, 2011. In June 2009, the FACPCE approved RT 27 which provides for amendments to the existing RT for those companies not adopting IFRS. On December 30, 2009, the CNV issued Resolution No. 562/09 adopting RT 26 with a few differences related to the companies obliged to adopt IFRS and the date of adoption. In July 2010, the CNV issued Resolution No. 576/10, amplifying Resolution No. 562/09. FACPCE is revising RT 26 in order to align RT 26 and CNV Resolution No. 562/09. Additional information is given in Note 14.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

3. Preparation of financial statements (continued)

(b) Basis of consolidation

These consolidated financial statements include the accounts of Nortel and its subsidiary Telecom Argentina, over which it has effective control, and its indirect subsidiaries (Personal, Núcleo, Springville, Micro Sistemas and Telecom USA).

All significant intercompany accounts and transactions have been eliminated in preparation of the consolidated financial statements.

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes (see Note 13 for a description of certain condensed unconsolidated information).

The Company owns 54.74% of the capital stock and voting rights of Telecom Argentina.

(c) Presentation of financial statements in constant Argentine Pesos

As required by the Argentine Government Decree No. 1,269/02 and CNV Resolution No. 415/02, the Company’s consolidated financial statements have been restated in constant Argentine pesos until February 28, 2003, following the method established by RT 6 of the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”).

However, on March 25, 2003, the Argentine Government reinstructed the CNV to preclude companies from presenting price-level restated financial statements. Therefore, CNV Resolution No. 441/03 resolved discontinuing inflation accounting as of March 1, 2003. The Company complied with the CNV resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were also restated until that date.

In October 2003, the CPCECABA resolved to discontinue inflation accounting as of September 30, 2003. Since Argentine GAAP required companies to prepare price-level restated financial statements through September 30, 2003, the application of the CNV resolution represented a departure from Argentine GAAP. Changes in wholesale price indices for the periods indicated were as follows:

Periods	% change
January 2002 – February 2003	119.73
January 2002 – September 2003	115.03

As recommended by Argentine GAAP, the following table presents a comparison between certain condensed balance sheet and income statement information for the six-month period ended June 30, 2010, as restated for the effects of inflation through September 30, 2003, and the corresponding reported amounts which included restatement only through February 28, 2003:

	As reported (*) (I)	As restated through September 30, 2003 (**) (II)	Effect (II) – (I)
Total assets	11,076	11,037	(39)
Total liabilities	5,534	5,520	(14)
Noncontrolling interest	2,470	2,459	(11)
Shareholders’ equity	3,072	3,058	(14)
Net income	469	470	1

(*)	As required by CNV resolution.
(**)	As required by Argentine GAAP.

(d) Interim financial information

                  The accompanying June 30, 2010 consolidated financial statements are unaudited. The interim consolidated financial statements should be read in conjunction with the audited financial statements and related footnotes. The unaudited financial statements include, in the opinion of Management of the Company, all adjustments, consisting only of normal recurring adjustments that are considered necessary for the fair presentation of the information in the financial statements. Operating results for the six-month period ended June 30, 2010 are not necessarily indicative of results that may be expected for any future periods.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

3. Preparation of financial statements (continued)

(e) Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(f) Reclassifications

Certain reclassifications of prior year information have been made to conform to the current year presentation.

(g) Statement of cash flows

The Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

The statement of cash flows has been prepared using the indirect method.

(h) Concentration of credit risk

The Telecom Group’s cash equivalents and investments include money market mutual funds placed with various major financial institutions with high credit ratings. Telecom Group’s investment policy limits its credit exposure to any one issuer/obligor.

Telecom Group’s customers include numerous corporations. Telecom Group serves a wide range of customers, including residential customers, businesses and governmental agencies. As such, Telecom Group’s account receivables are not subject to significant concentration of credit risk. While receivables for sales to these various customers are generally unsecured, the financial condition and creditworthiness of customers are routinely evaluated. Fixed customer lines were 3,975,000 (unaudited) at June 30, 2010 and 3,933,000 (unaudited) at June 30, 2009 and wireless customer lines, excluding prepaid lines and Internet subscribers (Argentina and Paraguay combined) were 4,827,000 (unaudited) at June 30, 2010 and 4,525,000 (unaudited) at June 30, 2009.

Telecom Group provides for losses relating to accounts receivable. The allowance for losses is based on management’s evaluation of various factors, including the credit risk of customers and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all significant events and/or transactions that are subject to reasonable and normal methods of estimation, and the accompanying consolidated financial statements reflect that consideration.

(i) Earnings per share

The Company computes net income per common share on the basis of 5,330,400 common shares outstanding with a $10 nominal value and one vote per share, considering the net income, less the dividends corresponding to the Class “A” and Class “B” preferred shares.

The Company presents the reconciliation between the net income in the statements of income and the net income used to calculate the earning per ordinary share:

	Six-month periods ended June 30,
	2010	2009
Net income in the statements of income	$469	$379
Less:
Results corresponding to Class “A” and Class “B” preferred shares	(242)	(197)

Total results used to calculate earning per ordinary share	$227	$182

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4. Summary of significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of the financial statements.

(a) Foreign currency translation

The financial statements of the Telecom Group’s foreign subsidiaries are translated in accordance with RT 18, “Specific Considerations for the Preparation of Financial Statements”. RT 18 establishes guidelines to classify foreign investments either as “foreign operations” or “foreign entities”. A company is to be regarded as a foreign entity if it is financially, economically and organizationally autonomous. Otherwise, a company is to be regarded as a foreign operation if its operations are integral to those of the Telecom Group. The Telecom Group’s foreign subsidiaries have been classified as foreign entities since they are financially, economically and organizationally autonomous. Accordingly, and pursuant to RT 18, financial statements of foreign entities are translated using period-end exchange rates for assets, liabilities and results of operations. Adjustments resulting from these translations are accumulated and reported as “Foreign currency translation adjustments”, a separate caption in the equity section.

(b) Revenue recognition

The Telecom Group’s principal sources of revenues by reportable segments are:

Voice, data and Internet services

– Fixed telephone services:

Domestic services revenues consist of monthly basic fees, measured service, long-distance calls and monthly fees for additional services, including call forwarding, call waiting, three-way calling, itemized billing and voicemail.

Revenues are recognized when earned. Unbilled revenues from the billing cycle dating to the end of each month are calculated based on traffic and are accrued at the end of the month.

Basic fees are generally billed monthly in advance and are recognized when services are provided. Billed basic fees for which the related service has not yet been provided are deducted from corresponding accounts receivable. Revenues derived from other telecommunications services, principally network access, long distance and airtime usage, are recognized monthly as services are provided.

Revenues from the sale of prepaid calling cards are recognized in the month in which the traffic is used or in which the card expires, whichever happens first. Remaining unused traffic for unexpired calling cards is shown as “Deferred revenue” in accounts payable.

Revenues from installations consist primarily of amounts charged for the installation of local access lines. Installation fees are recognized at the time of installation or activation. The direct incremental cost related to installations and activations are expensed as incurred. Installation and activation costs exceed installation revenues for all periods presented. Reconnection fees charged to customers when resuming service after suspension are deferred and recognized ratably over the average life for those customers who are assessed a reconnection fee. Associated direct expenses are also deferred over the estimated customer relationship period in an amount equal to or less than the amount of deferred revenues. Reconnection revenues are higher than its associated direct expenses.

Interconnection charges represent amounts received by the Telecom Group from other local service providers and long-distance carriers for calls that are originated on their networks and transit and/or terminate on the Telecom Group’s network. Revenue is recognized as services are provided.

The revenues and related expenses associated with the sale of equipment are recognized when the products are delivered and accepted by the customers.

– International long-distance services:

The Telecom Group provides international telecommunications service in Argentina including voice and data services and international point-to-point leased circuits.

Revenues from international long-distance service reflect payments under bilateral agreements between the Telecom Group and foreign telecommunications carriers, covering inbound international long-distance calls.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4. Summary of significant accounting policies (continued)

Revenues are recognized as services are provided.

– Data transmission and Internet services:

Data and Internet revenues mainly consist of fixed monthly fees received from residential and corporate customers for data transmission (including private networks, dedicated lines, broadcasting signal transport and videoconferencing services) and Internet connectivity services (dial-up and broadband). These revenues are recognized as services are rendered.

Revenues from the sale of modems and the related sale expenses (which are generally higher than the connection fees charged to customers) are recognized when the products are delivered and accepted by the customers.

Wireless telecommunication services

The Telecom Group provides wireless telephone service throughout Argentina via cellular and PCS networks. Cellular and PCS fees consist of monthly basic fees, airtime usage charges, roaming, charges for termination of calls coming from other cellular operators (“TLRD”), calling party pays charges (“CPP”) and additional charges for value-added services, including call waiting, call forwarding, three-way calling, voicemail, short message systems (“SMS”), and for other miscellaneous cellular and PCS services. These revenues are recognized as services are rendered.

Basic fees are generally billed monthly in advance and are recognized when services are provided. Billed basic fees for which the related service has not yet been provided are deducted from corresponding accounts receivable.

Equipment sales consist principally of revenues from the sale of wireless handsets to new and existing customers and to agents and other third-party distributors. The revenues and related expenses associated with the sale of wireless handsets, which are generally higher than the prices paid by the customers, are recognized when the products are delivered and accepted by them.

Revenues from the sale of prepaid calling cards are recognized in the month in which the traffic is used or in which the card expires, whatever happens first. Remaining unused traffic for unexpired calling cards is shown as deferred revenue in current liabilities.

(c) Foreign currency transaction gains/losses

Foreign currency transaction gains and losses are included in the determination of net income or loss.

However, CNV Resolution No.398 allowed the application of CPCECABA Resolution MD No.3/02, issued in March 2002, which provides that foreign currency transaction gains or losses on or after January 6, 2002, related to foreign-currency denominated debts as of such date must be allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements established in such standard are fulfilled. Telecom Group adopted these resolutions and allocated the costs to fixed assets accordingly.

In July 2003, the CPCECABA suspended such accounting treatment and therefore required foreign currency transaction gains and losses to be included in the determination of net income as from July 28, 2003.

The net carrying value of these capitalized costs was $52 as of June 30, 2010 and $57 as of December 31, 2009, both in the Voice, data and Internet segment.

(d) Cash and banks

Cash and banks are stated at face value.

(e) Trade accounts, other receivables and payables, in currency, arising from the sale or purchase of goods and services and financial transactions

Certain receivables and payables on the sale or purchase of goods and services, respectively, and those arising from financial transactions, are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at the time of initial measurement. This method is also called the “amortized cost” method and is equivalent to the face value of the receivables/payables plus the accrued interest less the collections/payments made at period-end.

As mentioned in Note 3.h, the Telecom Group provides for losses relating to doubtful accounts based on management’s evaluation of various factors.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4. Summary of significant accounting policies (continued)

(f) Other receivables and payables in currency not included in (e) and (g)

Other non-current receivables and non-current payables not included in (e) above and (g) below, are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at period-end.

Other current receivables and current payables are stated at face value.

(g) Deferred tax assets and liabilities and credits on minimum presumed income tax

Deferred tax assets and liabilities and minimum presumed income tax credits are stated at face value.

Since 2002, the Telecom Group, following the guidelines of the FACPCE, has treated the differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes as temporary differences.

(h) Investments

Time deposits are valued at their cost plus accrued interest at period-end.

Telecom has investments in certain government bonds. Telecom has classified these securities as held-to-maturity as management has the intent and ability to hold those securities to maturity.

Mutual funds are carried at market value. Unrealized gains and losses are included in financial results, net, in the consolidated statements of income.

The 2003 Telecommunications Fund is recorded at the lower of cost or net realizable value.

(i) Inventories, net

Inventories are stated at replacement cost, which does not exceed the net realizable value. Where necessary, provision is made for obsolete, slow moving or defective inventory.

From time to time, the Management of Personal and Núcleo decide to sell wireless handsets at prices lower than their respective replacement costs. This strategy is aimed at achieving higher market penetration by reducing customer access costs while maintaining the companies’ overall wireless business profitability. As this policy is the result of management’s decision, promotional prices are not used to calculate the net realizable value of such inventories.

(j) Other assets, net

Fixed assets held for sale are stated at cost, less accumulated depreciation at the time of transfer to the held-for-sale category. All amounts have been restated for inflation as mentioned in Note 3.c. which does not exceed the estimated realizable value of such assets. Where necessary, a provision was made for the adjustment of the restated cost at realizable value.

(k) Fixed assets, net

Fixed assets received from “ENTel” have been valued at their transfer price. Subsequent additions have been valued at cost less accumulated depreciation. All amounts have been restated for inflation as mentioned in Note 3.c.

As of the date of these financial statements, the Telecom Group has received the transfer of title pertaining to substantially all of the fixed assets received from ENTel, other than 14.7% of the total transferred buildings, representing $10 of net carrying value as of June 30, 2010. Nevertheless, the Telecom Group is in complete possession of these fixed assets and operates them normally.

For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by the Telecom Group to its fixed asset category, the Telecom Group calculates the depreciation charge based on the adjusted remaining useful life assigned in accordance with the related asset replacement.

                The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements is added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the statements of income.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4. Summary of significant accounting policies (continued)

Until the date of cancellation of its financial debt, the Telecom Group had capitalized interest on long-term construction projects. Additional information is given in Note 5.n.

Depreciation expense is calculated using the straight-line method over the estimated useful lives of the related assets, based on the rates specified below:

Asset	Estimated useful life (years)
Buildings received from ENTel	35
Buildings	50
Tower and pole	15
Transmission equipment	3–20
Wireless network access	5–10
Switching equipment	5–13
Power equipment	7–15
External wiring	10–20
Computer equipment	3–5
Telephony equipment and instruments	5–10
Installations	3–10

The Telecom Group is subject to asset retirement obligations (“ARO”) associated with its cell and switch site operating leases. The Telecom Group, in most cases, has the right to renew the initial lease term. Accordingly, the Telecom Group records a liability for an ARO. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. The capitalized cost is depreciated over the estimated useful life of the related asset. Subsequent to the initial measurement, an entity should recognize changes in the ARO that result from (1) the passage of time and (2) revisions made to either the timing or amount of estimated cash flows. Changes resulting from revisions in the timing or amount of estimated cash flows should be recognized as increases or decreases in the carrying amount of the ARO and the associated capitalized retirement cost.

Increases in the ARO as a result of upward revisions in undiscounted cash flow estimates should be considered new obligations and initially measured using current credit-adjusted risk-free interest rates. Any decreases in the ARO as a result of downward revisions in cash flow estimates should be treated as modifications of an existing ARO, and should be measured at the historical interest rate used to measure the initial ARO.

Fixed assets as a whole does not exceed the estimated realizable value (See 4.m below).

(l) Intangible assets, net

Intangible assets are stated at cost, less accumulated amortization. All amounts have been restated for inflation as mentioned in Note 3.c.

Intangible assets comprise the following:

– Software obtained or developed for internal use

The Telecom Group has capitalized certain costs associated with the development of computer software for internal use. These costs are being amortized on a straight-line basis over a period ranging between 5 years and 7.5 years.

– Debt issue costs

Expenses incurred in connection with the issuance of debt are deferred and are being amortized under the interest method over the life of the related issuances.

– PCS license

The Telecom Group adopted RT 17, “Overall considerations for the preparation of financial statements”, on January 1, 2002. This standard prescribes the accounting treatment for both identifiable intangibles and goodwill after initial recognition. Upon adoption of this standard, amortization of indefinite life intangibles ceased. Impairment testing of these assets is now required. The Telecom Group identified Personal’s PCS licenses as indefinite life intangibles.

– PCS and Band B of Paraguay licenses

Núcleo’s PCS and Band B licenses were amortized under the straight-line method over 10 years through fiscal year 2007.

Renovation costs are being amortized in 5 years.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4. Summary of significant accounting policies (continued)

– Rights of use

The Telecom Group purchases network capacity under agreements which grant the exclusive right to use a specified amount of capacity for a period of time. Acquisition costs are capitalized and amortized over the terms of the respective capacity agreements, generally 15 years.

– Exclusivity agreements

Exclusivity agreements were entered into with certain retailers and third parties relating to the promotion of the Telecom Group’s services and products. Amounts capitalized are being amortized over the life of the agreements, up to fiscal year 2028.

– Customer relationships

Acquired in the purchase of shares of Cubecorp, it is amortized over the terms of permanence of the customers which was estimated in 15 years.

Intangible assets as a whole does not exceed the estimated realizable value (See 4.m below).

(m) Impairment of long-lived assets

The Telecom Group periodically evaluates the carrying value of its long-lived assets and certain intangible assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of a long-lived asset is considered impaired by the Telecom Group when the expected cash flows, discounted and without interest cost, from such an asset, is less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset.

Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

The devaluation of the Argentine peso, which occurred in January 2002, and the “pesification” of Telecom Argentina’s tariffs materially affected the Telecom Group’s financial position and results of operations, and changed the rules under which the Telecom Group operated. However, as indicated in Note 2.j., Law No. 25,561 authorized the Argentine Government to renegotiate the conditions of the contracts with the privatized companies, taking into account their profitability, among other criteria.

In this regard, the Telecom Group has made certain assumptions in the determination of its estimated cash flows to evaluate a potential impairment of its long-lived assets in relation to each operating segment. In the preparation of such estimates and in connection with the fixed-line business, the Telecom Group has considered different scenarios, some of which contemplate the modification of the current level of Telecom Argentina’s regulated tariffs which would enable Telecom Argentina to finance the technological renovation of its fixed-line network in the next years.

Based on the foregoing, the Telecom Group considered an impairment charge not to be necessary for its long-lived assets.

(n) Severance indemnities

Severance payments made to employees are expensed as incurred.

(o) Taxes payable

– Income taxes

As per Argentinean Tax Law, the provisions for income taxes have been computed on a separate return basis (i.e., the Company does not prepare a consolidated income tax return). All income tax payments are made by the subsidiaries as required by the tax laws of the countries in which they respectively operate. The Company records income taxes using the method required by RT 17.

Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts and their respective tax bases. RT 17 also requires companies to record a valuation allowance for that component of net deferred tax assets which are not recoverable. The statutory income tax rate in Argentina was 35% for all periods presented.

Cash dividends received from a foreign subsidiary are computed on the statutory income tax rate. As per Argentinean Tax Law, income taxes paid abroad may be recognized as tax credits.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4. Summary of significant accounting policies (continued)

The statutory income tax rate in Paraguay was 10% for all periods presented. As per Paraguayan Tax Law, dividends paid are computed with an additional income tax rate of 5% (this is the criterion used by Núcleo for the recording of its deferred tax assets and liabilities, representing an effective tax rate of 14.75%). When dividends are paid to foreign shareholders, there is an additional income tax rate of 15%, which is deducted from the amounts paid to the shareholders.

– Tax on minimum presumed income

The Company is subject to a tax on minimum presumed income. This tax is supplementary to income tax. The tax is calculated by applying the effective tax rate of 1% on the tax basis of certain assets. The Company’s tax liabilities will be the higher of income tax or minimum presumed income tax. However, if the tax on minimum presumed income exceeds income tax during any fiscal year, such excess may be computed as a prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

For the six-month period ended June 30, 2010, Telecom has estimated a provision for income taxes.

– Turnover tax

Under Argentine tax law, the Company is subject to a tax levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Average rates were approximately 4.0% for the six-month periods ended June 30, 2010 and 2009.

– Property tax – Nortel’s substitute responsibility

It is the responsibility of Nortel as regards the tax on the holding of shares, either by individuals or legal entities, with domicile in a foreign country, by whom the Company is obliged required to pay in said tax, in its capacity as substitute responsible. The applicable rate is 0.50% over the equity that arises at the end of every fiscal period. This receivable has been fully provided for as of December 31, 2008 and 2007.

(p) Other liabilities

•	Pension benefits

Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed fund plans to which employees may elect to contribute. Amounts payable to such plans are accounted for on an accrual basis. The Telecom Group does not sponsor any stock option plan.

Retirement liabilities shown under other liabilities represent benefits under collective bargaining agreements for employees who retire upon reaching normal retirement age, or earlier due to disability. Benefits consist of the payment of a single lump sum equal to the salary of one month for each five years of service. There is no vested benefit obligation until the occurrence of those conditions. The collective bargaining agreements do not provide for other post-retirement benefits such as life insurance, health care, and other welfare benefits. The net periodic pension costs are recognized as employees render the services necessary to earn pension benefits. Actuarial assumptions and demographic data, as applicable, were used to measure the benefit obligation as required by RT 23. The Telecom Group does not make plan contributions or maintain separate assets to fund the benefits at retirement.

•	Deferred revenue on sale of capacity

Under certain network capacity purchase agreements, the Telecom Group sells excess purchased capacity to other carriers. Revenues are deferred and recognized as services are provided.

•	Court fee

Under the out-of-court restructuring agreement (“Acuerdo Preventivo Extrajudicial” or APE), the Telecom Group was subject to a court fee of 0.25% levied on the total amount finally approved as restructured by the court. The fee is paid in up to one hundred and ten monthly installments with an annual interest rate of 6% through September 2014.

•	Legal fee

Pursuant to Law No. 26,476 – Tax Regularization Regime (“Régimen de Regularización Impositiva Ley Nº 26,476”), Telecom Argentina is subject to a legal fee which shall be paid in twelve monthly consecutive installments without interest as from final judgment.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4. Summary of significant accounting policies (continued)

(q) Exchange of debt instruments

Argentine GAAP requires that an exchange of debt instruments with substantially different terms be considered a debt extinguishment and that the old debt instrument be derecognized. Argentine GAAP clarifies that from a debtor’s perspective, an exchange of debt instruments between, or a modification of a debt instrument by, a debtor and a creditor shall be deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. The new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized. Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money. This criterion was used by Telecom Argentina to account for its respective debt restructuring which was finished in August 2005 and fully cancelled on October 15, 2009.

(r) Litigation

The Telecom Group, in the ordinary course of business, is subject to various legal proceedings. The reserve for contingencies was established considering the potential outcome of these matters and the legal counsel’s opinion.

(s) Derivatives to hedge the Telecom Group exposure to foreign currency

The Telecom Group has adopted the Caption No. 2 of RT 18 issued by the FACPCE, “Accounting for Derivative Instruments and Hedging Activities”, which requires the recognition of all derivative financial instruments as assets and/or liabilities at their estimated fair value, whether designated in a hedging relationship or not.

Changes in the fair value of effective cash flow hedges are recognized as a separate component of Shareholders’ equity of the balance sheet (under “Foreign currency translation adjustments”) and subsequently reclassified to earnings when the hedged items affect earnings. Gains and losses from fair value hedges are recognized in earnings in the period of any changes in the fair value of the related recognized asset or liability.

Derivatives not designated or qualifying as a hedging instrument or ineffective derivatives are adjusted to fair value through earnings, being recorded under “Gain (loss) on derivatives” of the statement of income’s caption “Financial results, net”.

These instruments were negotiated with institutions and corporations with significant financial capacity; therefore, the Telecom Group considered that the risk of non-compliance with the obligations agreed to by such counterparties to be minimal.

The Telecom Group does not enter into derivative contracts for speculative purposes.

The main characteristics of the derivatives at June 30, 2010 are the following:

a) Non-Deliverable Forward (“NDF”) contracts to purchase foreign currency for Notes

When entering into these NDF contracts, the management objective was to reduce its exposure to foreign currency fluctuations and denominate its Notes in Argentine pesos. At inception the critical terms of the NDF were substantially similar to the terms of the foreign currency-denominated obligations (amounts and maturity dates). Accordingly, these hedges were designated as cash flow hedges. In accordance with Argentine GAAP, changes in the fair value of these hedges were recognized under “Foreign currency translation adjustments” and subsequently reclassified to earnings when the hedged items affect earnings.

For the six-month period ended June 30, 2010, the US dollar-denominated Notes (hedged item) have generated foreign currency exchange differences; consequently, a loss of $29 was reclassified to financial results under “Gain (loss) on derivatives”.

Personal entered into several contracts to purchase foreign currency which main characteristics at June 30, 2010, are the following:

Currency	Amount (in million)	Average exchange rate	Date	Expiring date	Book value at June 30, 2010 liabilities
US$	179.2	4.3122 $/US$	September 2009/January 2010	December 2010	(*) (27)

(*)	Included in Current debt, of which $(5) corresponds to related parties - see Note 7.c -.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4. Summary of significant accounting policies (continued)

b) NDF contracts to purchase foreign currency for accounts payable

When entering into these NDF contracts, the management objective was to reduce its exposure to foreign currency fluctuations and denominate its accounts payable in Argentine pesos. At June 30, 2010, Personal entered into several NDF contracts amounting to US$22.7 million (maturing July through December 2010). However, as the terms of the NDF do not perfectly match the terms of the foreign currency-denominated obligations, these hedges were regarded as ineffective.

For the six-month period ended June 30, 2010, the changes in the fair value of these hedges were recognized as a loss in the financial results as “Gain (loss) on derivatives” in an amount of $3 with counterpart under “Accounts payable”.

(t) Vacation expenses

Vacation expenses are fully accrued in the period the employee renders services to earn such vacation.

(u) Advertising costs

Advertising costs are expensed as incurred. Advertising costs for the six-month periods ended June 30, 2010 and 2009 are shown in Note 15.h. under the caption “Advertising”.

(v) Shareholders’ equity

Shareholders’ equity accounts are restated as described in Note 3.c, except Capital stock, at nominal value. The restatement is included in Adjustment to capital stock.

The redeemable Class “A” preferred shares, whose characteristics are detailed in Note 9.1.d, have been valued at nominal value restated as detailed in Note 3.c, and disclosed in the shareholders’ equity, as a consequence of the analysis described below.

At the time of issuance of Class “A” preferred shares, there were no specific domestic accounting standards in place regulating the accounting treatment of preferred shares with a scheduled redemption and the Company recorded such shares in the shareholders’ equity and valued them at their nominal value, restated in constant pesos at each year-end, since, based on their issue terms, they were an equity instrument subject to corporate risk.

RT 17 establishes that redeemable preferred shares are part of the liabilities when their issue terms directly or indirectly bind the issuer to redeem them for a determined or determinable amount and on a fixed or determinable date. In addition, RT 16 establishes essentiality as one of the characteristics inherent in the information contained in financial statements, stating that transactions and events must be accounted for and disclosed basically considering their substance and economic reality.

With the adoption of such accounting standards, the Management of the Company –with its legal counsel’s assistance- made a new analysis of these shares in the light of RT 16 and 17 and reached the conclusion that Class “A” preferred shares should continue being part of Nortel’s shareholders’ equity.

The grounds for this position include:

➢	The redemption and dividend commitment of Class “A” preferred shares is subject to the condition of the existence of “liquid and realized profits”.

➢	The liability to redeem Class “A” preferred shares arises only after meeting the condition precedent that there exist “liquid and realized profits”.

➢	Therefore, holders of Class “A” preferred shares are shareholders and not creditors.

The Annual General Ordinary and Extraordinary Shareholders’ Meeting of Telecom held on April 28, 2010, approved a cash dividend distribution in the amount of $1,053 payable in two installments: the first was paid on May 5, 2010, amounting to $689 of which Nortel collected $377, and the second will be paid on December 20, 2010, for the balance of $364, of which Nortel will collect $200.

As a result of the above, and further to having a positive balance of retained earnings, Nortel recorded a $350 liability in these financial statements, with a debit to a compensatory account within shareholders´ equity. Beginning in the next Annual Ordinary Shareholders’ Meeting that will address the results for fiscal year 2010, Nortel will be able to use its available cash to meet the payment obligations arising from the issuance terms of the Class “A” preferred shares.

This accounting policy is also consistent with the provisions of the Argentine Corporations Law. Additional information on the accounting recognition of the economic rights of Class “A” preferred shares is provided in Note 9.1.d.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

5. Breakdown of the main accounts

(a) Cash and banks

Cash and banks consist of the following:

	As of June 30, 2010	As of December 31, 2009
Cash	$8	$12
Banks	56	50

	$64	$62

(b) Investments

Investments consist of the following:

	As of June 30, 2010	As of December 31, 2009
Current
Time deposits (Note 15.d)	$1,387	$1,075
Mutual funds (Note 15.c)	49	120
Related parties (Note 7.c)	45	16
Government bonds (Note 15.c)	2	—

	$1,483	$1,211

Non current
Government bonds (Note 15.c)	$1	$—
2003 Telecommunications Fund	1	1

	$2	$1

(c) Accounts receivable

Accounts receivable consist of the following:

	As of June 30, 2010	As of December 31, 2009
Current
Voice, data and Internet	$602	$621
Wireless (i)	689	676
Wireless – related parties (Note 7.c)	2	10

Subtotal	1,293	1,307
Allowance for doubtful accounts (Note 15.e)	(154)	(144)

	$1,139	$1,163

(i)	Includes $22 as of June 30, 2010 and $19 as of December 31, 2009 corresponding to Núcleo’s receivables.

(d) Other receivables

Other receivables consist of the following:

	As of June 30, 2010	As of December 31, 2009
Current
Prepaid expenses	$106	$80
SU credits (Note 2.d)	87	66
Tax credits	51	60
Restricted funds	12	10
Income tax credits (Note 10)	2	—
Credit on SC Resolution No. 41/07 and IDC (Note 2.g and i)	—	4
Derivatives (Note 4.s)	—	1
Other	36	36

Subtotal	294	257
Allowance for doubtful accounts (Note 15.e)	(12)	(12)
Allowance for income tax credits (Note 10)	(1)	—
Regulatory contingencies (Notes 2.g and i and 15.e)	—	(4)

	$281	$241

Non current
Credit on SC Resolution No. 41/07 and IDC (Note 2.g and i)	$90	$87
Other tax credits	36	37
Prepaid expenses	30	19
Restricted funds	24	24
Credit on minimum presumed income tax	6	7
Deferred income tax (Note 10)	2	—
Other	9	12

Subtotal	197	186
Regulatory contingencies (Notes 2.g and i and 15.e)	(90)	(75)
Allowance for doubtful accounts (Note 15.e)	(36)	(37)

	$71	$74

(e) Inventories

Inventories consist of the following:

	As of June 30, 2010	As of December 31, 2009
Wireless handsets and equipment (Note 15.f)	$364	$264
Allowance for obsolescence (Note 15.e)	(20)	(21)

	$344	$243

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

5. Breakdown of the main accounts (continued)

(f) Other assets

Other assets consist of the following:

	As of June 30, 2010	As of December 31, 2009
Current
Fixed assets held for sale	$8	$8
Allowance for other assets (Note 15.e)	(1)	(1)

	$7	$7

Non current
Fixed assets held for sale	$7	$6
Allowance for other assets (Note 15.e)	(3)	(3)

	$4	$3

(g) Fixed assets

Fixed assets consist of the following:

	As of June 30, 2010	As of December 31, 2009
Non current
Net carrying value (Note 15.a)	$6,940	$6,864
Write-off of materials (Note 15.e)	(21)	(25)

	$6,919	$6,839

(h) Accounts payable

Accounts payable consist of the following:

	As of June 30, 2010	As of December 31, 2009
Current
Fixed assets suppliers	$840	$1,053
Other assets and services suppliers	761	692
Inventories suppliers	280	246

Subtotal	1,881	1,991
Deferred revenues	148	135
Related parties (Note 7.c)	40	32
Agent commissions	28	45
SU reimbursement (Note 2.d)	11	11

	$2,108	$2,214

Non current
Fixed assets suppliers – Related parties (Note 7.c)	$20	$24

(i) Salaries and social security payable

Salaries and social security payable consist of the following:

	As of June 30, 2010	As of December 31, 2009
Current
Vacation, bonuses and social security payable	$238	$264
Termination benefits	34	36

	$272	$300

Non current
Termination benefits	$76	$82

(j) Taxes payable

Taxes payable consist of the following:

	As of June 30, 2010	As of December 31, 2009
Current
Income tax, net (Note 10)	$335	$431
Tax on SU (Note 2.d)	178	155
VAT, net	87	33
Regulatory fees	30	24
Internal taxes	29	43
Turnover tax	25	25
Municipal taxes	8	12
Other	45	51

	$737	$774

Non current (Note 10)
Deferred tax liabilities	$165	$199
Law No. 26,476 Tax Regularization Regime	12	13

	$177	$212

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

5. Breakdown of the main accounts (continued)

(k) Other liabilities

Other liabilities consist of the following:

	As of June 30, 2010	As of December 31, 2009
Current
Deferred revenue on sale of capacity and related services	$24	$12
Guarantees received	16	16
Customer loyalty programs	7	5
Legal fee	6	—
Court fee	3	3
Other	15	16

	$71	$52

Non current
Deferred revenue on sale of capacity and related services	$102	$112
Asset retirement obligations	47	44
Retirement benefits	12	11
Legal fee	6	11
Court fee	6	7
Customer loyalty programs	1	1

	$174	$186

(l) Net sales

Net sales consist of the following:

	Six-month periods ended June 30,
	2010	2009
Voice	$1,420	$1,377
Internet	644	486
Data	158	127

Voice, data and Internet	2,222	1,990

Prepaid and post-paid	1,506	1,334
Roaming, TLRD and CPP	1,449	1,048
Value added services	824	794
Sale of handsets	423	345
Other	77	53

Wireless in Argentina	4,279	3,574

Prepaid and post-paid	92	88
Roaming, TLRD and CPP	79	57
Value added services	26	27
Internet-Wimax	8	9
Sale of handsets	2	3
Other	9	6

Wireless in Paraguay	216	190

Total net sales	$6,717	$5,754

(m) Gain on equity investees

Gain on equity investees consist of the following:

	Six-month periods ended June 30,
	2010	2009
Foreign currency translation adjustment realized on capital reimbursement of Nucleo	$—	$13

(n) Financial results, net

Financial results, net consist of the following:

	Six-month periods ended June 30,
	2010	2009
Generated by assets
Interest income	$77	$58
Related parties (Note 7.c)	1	2
Foreign currency exchange gain	21	91
Holding gain (loss) on inventories (Note 15.f)	(5)	11
Other	—	2

Total generated by assets	$94	$164

Generated by liabilities
Interest expense	$(41)	$(101)
Less capitalized interest on fixed assets	—	10
Gain on discounting of debt	(3)	22
Foreign currency exchange loss	(55)	(242)
Loss on derivatives	(25)	(7)
Loss on derivatives - related parties (Note 7.c)	(7)	1
Loss on purchase of Notes	(2)	1
Other	(3)	—

Total generated by liabilities	$(136)	$(316)

	$(42)	$(152)

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

5. Breakdown of the main accounts (continued)

(o) Other expenses, net

Other expenses, net consist of the following:

	Six-month periods ended June 30,
	2010	2009
Provision for contingencies (Note 15.e)	$(80)	$(63)
Net reversal of provisions related to Law No. 26,476 Tax Regularization Regime	—	36
Severance payments and termination benefits	(36)	(32)
Allowance for obsolescence of inventories (Note 15.e)	(15)	(9)
Provision for regulatory contingencies (Note 15.e)	(11)	(4)
Allowance for doubtful accounts and other assets (Note 15.e)	1	(3)
Gain on sale of fixed assets and other assets	2	4
Allowance for obsolescence of materials (Note 15.e)	3	(1)
Other, net	10	(2)

	$(126)	$(74)

6. Supplementary cash flow information

The statement of cash flows has been prepared using the indirect method.

The following table reconciles the balances included as cash and banks and current investments in the balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the periods shown in the statements of cash flows:

	As of June 30,		As of December 31,
	2010	2009	2009	2008
Cash and banks	$64	$33	$62	$36
Current investments	1,483	1,684	1,211	1,089

Total as per balance sheet	$1,547	$1,717	$1,273	$1,125
Less:
Items not considered cash and cash equivalents
– Government bonds	(2)	(246)	—	(223)

Total cash and cash equivalents as shown in the statement of cash flows	$1,545	$1,471	$1,273	$902

The cash flows provided by operating activities (originated in financial transactions) are as follows:

	Six-month periods ended June 30,
	2010	2009
Foreign currency exchange gain on cash and cash equivalents	$16	$62
Interest income generated by current investments	50	37
Interest income generated by accounts receivable	28	24
Payment on swap settlement (Telecom and Personal)	(4)	(1)

Subtotal (originated in financial transactions)	90	122
Income tax paid	(633)	(431)
Other cash flows provided by operating activities	2,102	1,653

Total cash flows provided by operating activities	$1,559	$1,344

Income taxes eliminated from operating activities components:

	Six-month periods ended June 30,
	2010	2009
Reversal of income tax included in the statement of income	$502	$394
Income taxes paid (includes payments in advance)	(633)	(431)

Total income taxes eliminated from operating activities	$(131)	$(37)

Changes in assets/liabilities components:

	Six-month periods ended June 30,
	2010	2009
Net (increase) decrease in assets
Investments not considered as cash or cash equivalents	$—	$(17)
Trade accounts receivable	(41)	(90)
Other receivables	(48)	(12)
Inventories	(123)	5

	$(212)	$(114)

Net (decrease) increase in liabilities
Accounts payable	$80	$(61)
Salaries and social benefits payable	(34)	(23)
Taxes payable	60	(48)
Other liabilities	6	14
Contingencies	(10)	(9)

	$102	$(127)

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

6. Supplementary cash flow information (continued)

•	Main non-cash operating transactions:

	Six-month periods ended June 30,
	2010	2009
Economic Rights Clase “A” preferred shares	$350	$—
Dividends payable	164	—
Government bonds	3	—
Legal fee from Tax Regularization Regime	—	14
Derivatives	—	13
Credit on minimum presumed income tax offset with income taxes	—	7
Credit on income tax from cash dividends paid by foreign companies	—	4
Capital reimbursement of Núcleo	—	6
Foreign currency translation adjustments in assets	—	27
Foreign currency translation adjustments in liabilities	—	9

•	Most significant investing activities:

Fixed assets acquisitions include:

	Six-month periods ended June 30,
	2010	2009
Acquisition of fixed assets (Note 15.a)	$(746)	$(615)
Plus:
Cancellation of accounts payable used in prior years acquisitions	(803)	(633)
Less:
Acquisition of fixed assets through incurrence of accounts payable	621	484
Capitalized interest on fixed assets	—	10
Wireless handsets lent to customers at no cost (i)	2	5

	$(926)	$(749)

(i)	Under certain circumstances, the Telecom Group lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Telecom Group and customers are generally obligated to return them at the end of the respective agreements.

Intangible assets acquisitions include:

	Six-month periods ended June 30,
	2010	2009
Acquisition of intangible assets (Note 15.b)	$—	$—
Plus:
Cancellation of accounts payable used in prior years acquisitions	(14)	(7)

	$(14)	$(7)

The following table presents the cash flows from purchases, sales and maturities of securities which were not considered cash equivalents in the statement of cash flows:

	Six-month periods ended June 30,
	2010	2009
Acquisition of Government bonds	—	(8)

Total cash flows used in investments not considered as cash equivalents	$—	$(8)

•	Financing activities components:

	Six-month periods ended June 30,
	2010	2009
Bank overdrafts	$34	$218
Debt proceeds	64	66
Payment of Notes	(24)	(172)
Payment of bank loans	(76)	(40)
Payment of interest on Notes	(32)	(75)
Payment of interest on bank loans	(6)	(4)
Cash dividends paid	(312)	(14)

Total financing activities components	$(352)	$(21)

Cash dividends of the Telecom Group

The Annual General Ordinary and Extraordinary Shareholders’ Meeting of Telecom held on April 28, 2010 approved a cash dividend distribution in the amount of $1,053 payable in two installments: the first was paid on May 5, 2010, amounting to $689 (equivalent to $0.70 per share of Telecom), of which $312 corresponds to its noncontrolling shareholders and the second will be paid on December 20, 2010, for the balance of $364 (equivalent to $0.37 per share of Telecom) of which $ 164 corresponds to its noncontrolling shareholders.

On April 14, 2009, Núcleo paid cash dividends to its noncontrolling shareholders amounting to $14.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

7 – Related party transactions

(a) Related parties

Related parties (as described in FACPCE RT 21) are those legal entities or individuals which are related to Telecom Italia S.p.A. and its subsidiaries (“Telecom Italia Group”) or with W de Argentina Group.

However, under FACPCE RT 21, Telefónica, S.A. (of Spain) and Telefónica de Argentina S.A. are not considered to be related parties.

(b) Changes in the equity stocks of the indirect shareholders of Telecom Italia S.p.A.

On October 25, 2007, a consortium made up of Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A., Mediobanca S.p.A., Sintonia S.A. (Benetton) and Telefonica, S.A. (of Spain) bought Olimpia S.p.A.’s entire stock through the Italian company Telco S.p.A., which held approximately 23.6% of Telecom Italia S.p.A.’s voting shares (the “Transaction”)”. In accordance with the last public statement available (Telecom Italia S.p.A.’s financial statements as of December 31, 2009), Telco S.p.A. currently owns 22.45% of Telecom Italia S.p.A.’s voting shares.

After the Transaction, since October 2007, Pirelli & C. S.p.A., its controlled subsidiaries and its related parties have ceased to be related parties of the Company and its direct and indirect subsidiaries.

The Transaction has generated different opinions with respect to its impact on Argentina’s telecommunications market in light of the Law for Defense of the Competition (Ley de Defensa de la Competencia or “LDC”) and the existing regulatory framework.

Consequently, the Transaction required the intervention of various administrative bodies whose decisions have been subject to various presentations and complaints before administrative and judicial courts. Additionally, several judicial actions have been filed. As of the date of issuance of these consolidated financial statements, the administrative resolutions that had ordered the Telecom Italia Group to divest all its shares and assets in the Telecom Group have been left without effect by the courts.

Additional information on this matter is given in the 2009 Annual Report, which was approved on March 16, 2010. The relevant events occurred since the issuance of this Annual Report are detailed below.

On March 11, 2010, Chamber II of the Civil and Commercial Federal Court of Appeals issued a resolution denying a precautionary measure requested by Telecom Italia S.p.A. to suspend the March 8, 2010 resolution issued by Court No. 6. The precautionary measure ordered by Court No. 6 is currently subject to various extraordinary appeals before the Argentine Supreme Court. As of the date of issuance of these consolidated financial statements the Argentine Supreme Court has not reached a decision yet.

On March 18, 2010, the Argentine Antitrust Commission (or the “CNDC”) issued Resolution No. 38/10, deciding inter alia, to grant the appeals filed against CNDC Resolution No. 30/10, form an ancillary appeal and elevate this case to Chamber A of the National Chamber of Economic Criminal Appeals (“CNAPE”). On May 6, 2010, Chamber A of the CNAPE resolved that the Ministry of Economy and Public Finance Resolution No. 82/10, the Secretary of Economic Policy Resolution No. 14/10 and CNDC Resolution No. 30/10 are not subject to appeal.

On April 19, 2010, the Commercial Court of First Instance No. 26, Secretariat No. 51 notified Personal that it had sustained a precautionary measure and suspended consideration of items 4, 8, 9 and 10 of the agenda at Annual General Ordinary Shareholders’ Meeting of Personal scheduled for April 20, 2010.

On April 20, 2010, the Annual General Ordinary Shareholders’ Meeting of Personal was held and the provisions of the aforementioned precautionary measure were complied.

Therefore, on April 20, 2010, the Commercial Court of First Instance No. 26, also notified Telecom Argentina and Nortel that it had sustained a precautionary measure and suspended consideration of items 7, 11, 12, 13 and 21 of the agenda at the Annual General Ordinary and Extraordinary Shareholders’ Meeting of Telecom scheduled for April 28, 2010.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

7 – Related party transactions (continued)

The suspended items from Telecom Argentina’s agenda are as follows:

7) “Consideration of Board of Directors’ and Supervisory Committee’s performance from April 29, 2008 to the date of the Shareholders’ Meeting.”

11) “Determination of the number of directors and alternate directors for the twenty-second fiscal year (“Fiscal Year 2010”).”

12) “Election of directors and alternate directors for Fiscal Year 2010”

13) “Determination of the number of members and alternate members of the Supervisory Committee for Fiscal Year 2010 and their election.”

21) “Modification of the disapproval of Gerardo Werthein’s performance during the nineteenth fiscal year.”

On April 28, 2010, the Annual General Ordinary and Extraordinary Shareholders’ Meeting of Telecom was held and the provisions of the aforementioned precautionary measure were complied.

Therefore, on April 20, 2010, the Commercial Court of First Instance No. 26, also notified Nortel that it had sustained a precautionary measure and suspended consideration of items 8, 13, 14, 15, 16, 21, 22 and 23 of the agenda at General Ordinary and Extraordinary and Special Class “A” Preferred Shares’ Shareholders’ Meeting of Nortel scheduled for April 30, 2010.

The suspended items from Nortel’s agenda are as follows:

8) “Consideration of the performance of the Board of Directors and the Supervisory Committee since April 30, 2008 until the date of this shareholders’ meeting.”

13) “Determination of the number of regular and alternate directors for the twentieth-second fiscal year (“Fiscal Year 2010”).”

14) “Election of the regular and alternate directors for Fiscal Year 2010 by Class A Preferred Shares.”

15) “Election of the regular and alternate directors for Fiscal Year 2010 by Common Shares.”

16) “Election of the regular and alternate members of the Supervisory Committee for Fiscal Year 2010.”

21) Consideration of Item Four of the Agenda of Shareholders’ Meeting dated April 30, 2008, which had not been fully resolved by the shareholders: “Consideration of the performance of the Board of Directors and the Supervisory Committee for the fiscal year ended December 31, 2007.”

22) Consideration of Item Five of the Agenda of Shareholders’ Meeting dated April 30, 2008, which had not been fully resolved by the shareholders: “ Consideration of the Board of Directors’ compensation for the fiscal year ending December 31, 2007, amounting to P$ 324,000.- (appropriated amount), equivalent to 0.10% of the “Calculated Profits” determined as stipulated in Section 3° of Chapter III of the Rules of the Comisión Nacional de Valores, vis a vis the proposal of non-distribution of dividends due to the Company’s lack of liquidity.”

23) Consideration of Item Seven of the Agenda of Shareholders’ Meeting dated April 30, 2008, which had not been fully resolved by the shareholders:” Fees payable to the Supervisory Committee for the nineteenth fiscal year.”

On April 30, 2010, the General Ordinary and Extraordinary and Special Class “A” Preferred Shares’ Shareholders Meeting of Nortel was held and the provisions of the aforementioned precautionary measure were complied.

Nortel, Telecom and Personal have appealed the precautionary measures issued by Commercial Court of First Instance No. 26, and have recused the judge in charge of said Court. As a result, the case was transferred to a new Court, but the claimant recused the judge in charge of the latter. The case is currently in charge of Commercial Court of First Instance No. 21, Secretariat No. 42. On July 6, 2010, Chamber A of the National Chamber of Commercial Appeals declared that the above mentioned appeals have become moot.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

7 – Related party transactions (continued)

In May and July 2010, Messrs. Jorge L. Pérez Alati and Jorge A. Firpo initiated two procedures of private mediation as part of legal actions seeking a declaratory judgment nullifying certain decisions adopted by Nortel, Telecom Argentina and Personal’s Boards of Directors from March to June 2010. These decisions refer, among others, to (i) instructions given for the appointment of directors and members of the Supervisory Committee of subsidiaries directly and/or indirectly controlled by Nortel and Telecom; (ii) amendments to the Internal Authorization Regime of the Telecom Group; (iii) treatment of sensitive information. Both mediation procedures were finished without agreement among the parties. Nortel, Telecom and Personal were notified of the filing of one of the above mentioned legal actions and requested its rejection.

On June 17, 2010, Chamber A of CNAPE annulled CNDC Resolution Nº 44/09, by virtue of which, among other things, the CNDC notified that “(i) Telecom Italia S.p.A. and Telecom Italia International N.V., (ii) the attorneys-in-fact, officers and directors of Telecom Italia S.p.A., Telecom Italia International N.V. and their direct and indirect shareholders, and (iii) the directors and members of the Supervisory Committee appointed at the request of Telecom Italia S.p.A. and Telecom Italia International N.V. at Sofora Telecomunicaciones S.A., Nortel Inversora S.A., Telecom Argentina S.A., Telecom Personal S.A., Micro Sistemas S.A. and Cubecorp Argentina S.A. should have refrained and shall refrain from making any decisions which involved or may involve in the future, directly or indirectly, the exercise of political rights –exclusively- , or decide or issue instructions for the exercise of political rights, including those arising from shareholders agreements in Sofora Telecomunicaciones S.A., Nortel Inversora S.A., Telecom Argentina S.A., Telecom Personal S.A., Micro Sistemas S.A. and Cubecorp Argentina S.A.”. The Argentine Government filed an extraordinary federal appeal against the above mentioned decision. As of the date of issuance of these consolidated financial statements said appeal has not been resolved.

On the same date, the CNAPE also ruled that: (i) the appeals against Section 1º of CNDC Resolution Nº 4/09, ordering Pirelli & C. S.p.A. and Sintonia S.A. as “Sellers” and Telefónica, S.A. (de España), Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A., Sintonia S.A. and Mediobanca S.p.A., as “Purchasers”, to notify to the applicable governmental authorities certain transactions considered to be of economic concentration, had been wrongly admitted; and (ii) CNDC Resolution Nº 4/09 was null regarding the order to abstain from exercising certain rights. When declaring that the appeals against Section 1° of CNDC Resolution N° 4/09 had been wrongly admitted, the CNAPE explained that the order to notify the Transaction to the competent authorities “in itself, has no other consequence than allowing the competent authorities to exercise their powers of protection of the free market authorizing or not the economic concentration, subjecting it to certain conditions, which must be done by means of a legally based resolution and is subject to review by the courts, pursuant to Sections 13 and 52, paragraph c, of Law No. 25,156”, and that “such legal basis and its eventual review by the courts relate anyway to the existence of the economic concentration that originates the obligation to notify.”

Additional information on the Transaction and its consequences can be reviewed at www.cnv.gov.ar (section “Autopista de Información Financiera”) and at www.sec.gov.

Telecom Italia Group and W de Argentina Group have disclosed that, on August 5, 2010, they have decided to end all their reciprocal complaints, legal proceedings and claims, which include all legal proceedings initiated by any directors appointed by any of those groups against Nortel and its controlled companies. Telecom Argentina has informed that the agreements reached by both groups – which are inspired on respect for all shareholders and compliance of the law – guaranty a more efficient corporate government and control of such company, ensuring compliance with all legal obligations in Argentina; and that, in such way, the Telecom Italia Group and the W de Argentina Group renew their commitment to Argentina, confirming a wide investment plan oriented to consolidate the Telecom Group in the telecommunications sector’s technological vanguard.

Pursuant to the above mentioned agreement, the W de Argentina Group has relinquished, among others, its claims filed before, and the precautionary measures granted for its benefit by, Court No. 6, requesting their immediate termination. As of the date of issuance of these consolidated financial statements, Court No. 6 has not ruled in connection with such relinquishment yet, but it is estimated that it will do so soon. The W de Argentina Group has also relinquished its claims before Commercial Court of First Instance No. 16, Secretariat N° 32, referred to in the Annual Report for fiscal year 2009. In addition, Messrs. Jorge L. Pérez Alati and Jorge A. Firpo have relinquished the demands made in the mediation proceedings, as well as the claims and precautionary measures mentioned above.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

7 – Related party transactions (continued)

(c) Balances and transactions with related parties

The Company has transactions in the normal course of business with certain related parties. For the periods presented, the Company has not conducted any transactions with executive officers and/or persons related to them. Those balances and transactions are less than $1; therefore they are not shown due to rounding.

The following is a summary of the balances and transactions with related parties as of June 30, 2010 and December 31, 2009 and for the six-month periods ended June 30, 2010 and 2009:

Investments	As of June 30, 2010	As of December 31, 2009
Standard Bank S.A. (Note 15.d) (a)	$45	$—
Standard Bank S.A. (Note 15.c) (a)	—	16

	$45	$16
Accounts receivable
Standard Bank S.A. (a)	$2	$5
TIM Celular S.A. (b)	—	3
Telecom Italia S.p.A. (b)	—	2

	$2	$10

Current accounts payable:
Latin American Nautilus Ltd. (b)	$17	$—
Latin American Nautilus USA Inc. (b)	8	5
Telecom Italia Sparkle S.p.A. (b)	6	18
Etec S.A. (b)	2	2
TIM Celular S.A. (b)	1	—
Latin American Nautilus Argentina S.A. (b)	1	2
Telecom Italia S.p.A. (b)	—	3
Standard Bank S.A. (a)	1	—
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (a)	3	2
Caja de Seguros S.A. (a)	1	—

	$40	$32

Current debt
Standard Bank S.A. – Derivatives (a)	$5	$3

	$5	$3

Non-current accounts payable:
Latin American Nautilus Ltd. (b)	$19	$—
Latin American Nautilus Argentina S.A. (b)	1	2
Telecom Italia Sparkle S.p.A. (b)	—	22

	$20	$24

		Six-month periods ended June 30,
	Transaction description	2010	2009
Services rendered:
Telecom Italia Sparkle S.p.A. (b)	International inbound calls and roaming	$11	$6
TIM Celular S.A. (b)	Roaming	8	6
Telecom Italia S.p.A. (b)	Roaming	—	4
Standard Bank S.A. (a)	Others	6	3
Standard Bank S.A. (a)	Interest	1	2
Caja de Seguros S.A. (a)	Others	2	—

Total services rendered		$28	$21

Services received:
Telecom Italia Sparkle S.p.A. (b)	International outbound calls and data transmission	$(28)	$(31)
Latin American Nautilus Ltd. (b)	International outbound calls and data transmission	(18)	—
Telecom Italia S.p.A. (b)	Fees for services and roaming	(7)	(12)
Etec S.A. (b)	International outbound calls	(5)	(4)
TIM Celular S.A. (b)	Roaming and Maintenance, materials and supplies	(6)	(4)
Latin American Nautilus Argentina S.A. (b)	International outbound calls	(3)	(2)
Latin American Nautilus USA Inc. (b)	International outbound calls	(2)	(3)
Standard Bank S.A. (a)	Gain (loss) on derivatives	(7)	1
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (a)	Salaries and social security	(10)	(5)
Caja de Seguros S.A. (a)	Insurance	(4)	(1)
La Estrella Compañía de Seguros S.A. (a)	Insurance	(1)	(1)

Total services received		$(91)	$(62)

Purchases of fixed assets/intangible assets:
Telecom Italia S.p.A. (b)		$—	$1

Total fixed assets and intangible assets		$—	$1

(a)	Such companies relate to W de Argentina Group.
(b)	Such companies relate to Telecom Italia Group.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

7 – Related party transactions (continued)

The transactions discussed above were made on terms no less favorable to the Telecom Group than would have been obtained from unaffiliated third parties. The Board of Directors approved transactions representing more than 1% of the total shareholders equity of Telecom Argentina, after being approved by the Audit Committee in compliance with Decree No. 677/01.

(d) Merger of Cubecorp

In July 2008, Telecom Argentina acquired 100% of the shares of Cubecorp for approximately $98. With this acquisition, Telecom strengthens its Data Center services, as the Data Center acquired is equipped with world class infrastructure, which permits to offer clients with high reliability, availability and scalability customized to their needs.

The Board of Directors of Telecom and Cubecorp held on September 10, 2008, and October 7, 2008, respectively, approved a Preliminary Agreement of Merger, by which Telecom would merge Cubecorp, effective January 1st, 2009.

In March 2009, the Board of Directors of Cubecorp and Telecom approved the Merger Agreement, by which both companies would merge (subject to the approval of the CNV and to the approval of the Shareholders’ Meetings of Cubecorp and Telecom), being Telecom the continuing company and Cubecorp the dissolved without liquidation company. The CNV determined no legal or accounting observations for the merger and ordered the publication of the Merger Agreement in the Buenos Aires Stock Exchange’s (“the BCBA”) Daily Bulletin and in the CNV’s website (www.cnv.gov.ar, section “Autopista de Información Financiera”).

The Extraordinary Shareholders’ Meeting of Cubecorp held on March 19, 2009, and the Annual General Ordinary and Extraordinary Shareholders’ Meeting of Telecom held on April 28, 2010 approved the merger, the corresponding financial statements and, in the case of the Meeting of Cubecorp the dissolution without liquidation of Cubecorp as provided by Law No. 19,550 section 94 art. 7. Additionally, the Final Merger Agreement with Cubecorp was authorized, effective January 1st, 2009. The period specified in the Law No. 19,550 section 83 was completed and the Final Merger Agreement was granted on June 2, 2010. On June 7, 2010, the process of registration of the merger with the CNV began, whose Board of Directors, on June 24, 2010, decided to hold the proceeding until the CNDC authorizes the acquisition of shares of Cubecorp by Telecom. The unification of the activities had effect since January 1st, 2009, when Telecom assumed the rendering of Cubecorp’s services.

The relevance of the merger in the shareholders’ equity, in accordance with the results of the Merger Special Consolidated Balance Sheet of Cubecorp and Telecom prepared as of December 31, 2008, with effect as from the first hour of January 1st, 2009, was the following:

	Telecom	Cubecorp	Elimination	Merged balance sheet
Current assets	1,141	10	(6)	1,145
Non-current investments – Cubecorp	64	—	(64)	—
Other non-current assets	5,888	69	—	5,957

Total assets	7,093	79	(70)	7,102

Current liabilities	2,391	5	(6)	2,390
Non-current liabilities	682	10	—	692

Total liabilities	3,073	15	(6)	3,082
Shareholders’ equity	4,020	64	(64)	4,020

Total liabilities and shareholders’ equity	7,093	79	(70)	7,102

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

8 – Debt of the Telecom Group

8.1. Short-term and long-term debt

As of June 30, 2010 and December 31, 2009, the Telecom Group’s short-term and long-term debt comprises the following:

	As of June 30, 2010	As of December 31, 2009
Short-term debt:
– Principal:
Notes	$686	$686
Issue discount and underwriting fees	(1)	(1)
Bank loans	63	72
Bank overdrafts	15	—

Subtotal	763	757
– Accrued interest	4	3
– Derivatives	27	3

Total short-term debt	$794	$763

Long-term debt:
– Principal:
Bank loans	$74	$58

Total long-term debt	$74	$58

Total debt	$868	$821

The following table segregates the Telecom Group’s debt by company as of June 30, 2010:

	Personal	Núcleo	Consolidated as of June 30, 2010	Consolidated as of December 31, 2009
¿Principal	685	152	837	815
¿Accrued interest	2	2	4	3

Subtotal	687	154	841	818
¿Derivatives	27	—	27	3

Total debt	714	154	868	821

¡ Short-term debt	714	80	794	763
¡ Long-term debt	—	74	74	58

8.2. Restructured debt of the subsidiaries

(a) Personal

1. Notes

On December 22, 2005, Personal used the proceeds of the issuance of new notes (as further described below) and bank loans together with available cash to fully settle the outstanding indebtedness which had been restructured back in November 2004. Personal’s objective was to improve its debt profile, by modifying its interest rates.

The Shareholders Meeting of Personal authorized the Board of Directors to determine the terms and conditions of the issue, including but not limited to, amount, price, interest rate and denomination of the notes.

Rating

	Standard & Poor’s International Ratings LLC, Argentine branch		Fitch Ratings
	International scale	Local scale	International scale	Local scale
Date of issuance	B–	BBB–	B–	BBB–
June 30, 2010	B–	AA	B	AA–

During 2010, Personal purchased Notes pursuant to market purchase transactions amounting to $24, acquiring an aggregate principal nominal amount of US$ 5.85 million of Series 3 Medium Term Notes due 2010. The Notes acquired were cancelled according with the terms and conditions of the respective Indentures.

The following table shows the outstanding series of Notes as of June 30, 2010:

Series	Nominal value (in millions)		Outstanding nominal value (in millions)		Term in years	Maturity date	Annual rate %	Book value as of June 30, 2010 (in millions of $)				Fair value as of June 30, 2010
								Principal	Accrued interest	Issue discount and underwriting fees	Total
3	US$	240	US$	174	5	December 2010	9.25	686	2	(1)	687	704

Total								686	2	(1)	687	704

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

8 – Debt of the Telecom Group (continued)

2. Covenants

The terms and conditions of Personal’s Notes require that Personal comply with various covenants, including:

-	in the case of a change of control, Personal shall make an offer to redeem all outstanding notes, as described in the Indenture;

-	if at any time the Leverage Ratio (total outstanding indebtedness / consolidated EBITDA for the most recently completed period of four consecutive fiscal quarters) is in excess of 3.00 to 1.00 and Personal makes any payment of dividends, the rate of interest accruing on the notes shall increase by 0.5% per annum.

3. Negative covenants

The terms and conditions of Personal’s Notes require that Personal comply with various negative covenants, including limitations on:

a)	Incurrence and/or assumption of, and/or permitting to exist in Personal or its subsidiaries (as defined in the relevant debt instruments), any liens on the respective properties, assets or income for the purpose of securing any indebtedness of any person, except for certain permitted liens;

b)	Incurrence of and/or permitting any restricted subsidiaries to incur any indebtedness unless on the date of the incurrence of such indebtedness, after giving effect to such incurrence and the receipt and application of the proceeds therefrom, the Leverage Ratio does not exceed 3.00 to 1.00;

c)	Permitting any of its subsidiaries to, directly or indirectly, enter into, renew or extend any transaction or arrangement including the purchase, sale, lease or exchange of property or assets, or the rendering of any service, with any holder of 10% or more of the capital stock of Personal, except upon terms not less favorable to Personal or such subsidiary than those that could be obtained in a comparable arm’s-length transaction with a person that is not an affiliate of Personal;

d)	The sale of certain assets with some exceptions, i.e. a minimum 75% of consideration received should be in cash or cash equivalents;

e)	Sale and leaseback transactions;

f)	Personal will not merge into or consolidate with any person or sell, assign, transfer or otherwise convey or dispose of all or substantially all of its assets, except for certain permitted conditions.

4. Events of default

The terms and conditions of Personal’s Notes provide for certain events of default as follows:

a)	Failure to pay principal or interest;

b)	Cross-default provisions, such as failure to pay principal or interest on any other outstanding indebtedness of Personal or its subsidiaries, which equals or exceeds an aggregate amount of US$ 20 million and shall continue after the grace period;

c)	Any final judgment against Personal or its subsidiaries providing for the payment of an aggregate amount exceeding US$ 20 million;

d)	Any voluntary petition for bankruptcy by Personal or its subsidiaries, special bankruptcy proceedings or out-of-court reorganization agreements and,

e)	Any event or condition which results in the revocation or loss of the licenses held by either Personal and/or any of its subsidiaries which would materially affect the entities´ business operations, their financial condition and results of operations.

Provided any of the events of default occurs, the creditors are entitled, at their option, to declare the principal amount of the relevant debt instrument to be due and payable.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

8 – Debt of the Telecom Group (continued)

(b) Núcleo

Bank loans

The following table shows the outstanding loans with banks with operations in Paraguay and the main terms as of June 30, 2010:

Nominal value (in million of Guaraníes)	Amortization term	Book value (in million of $)
		Current	Non-current
62,800	5 years	15	37
40,000	4 years	1	32
20,160	2 years	15	2
15,210	2 years	9	3
28,000	1 year	23	—

166,170		63	74

The average annual rate of these loans is 8.88% in Guaraníes.

The terms and conditions of Núcleo’s loans provide for certain events of default which are considered standard for these kind of operations.

Bank overdrafts

At June 30, 2010, Núcleo has bank overdrafts amounting to $15 (equivalent to Guaraníes 18,576 million).

9 – Shareholders’ equity

9.1 – Of the Company

As of June 30, 2010 total registered, authorized, issued and outstanding shares are as follows:

Capital stock	Subscribed and paid-in
5.330.400 ordinary shares, $10 nominal value and one vote per share:	53,304,000

Preferred shares, $10 nominal value and one vote per share:
Class “A”	10,624,500
Class “B”	14,704,550

25,329,050

(a) Common stock

On September 9, 2003, the Company was notified of the agreement entered into by the France Telecom Group and W de Argentina Group, pursuant to which the France Telecom Group sold its stake in Nortel to W de Argentina Group.

In December 2003, the Telecom Italia Group and the France Telecom Group contributed their respective interests in Nortel to a newly created company, Sofora in exchange for shares of Sofora. At that time, the France Telecom Group sold the majority of its interest in Sofora to W de Argentina Group.

As of June 30, 2010, Sofora’s shares are owned by the Telecom Italia Group (50%) and by the W de Argentina Group. (50%).

In connection with these transactions, a Shareholders’ Agreement between W de Argentina Group, and Telecom Italia Group for the joint management of Sofora, Nortel, Telecom and its subsidiaries was celebrated. As part of the agreements entered into by W de Argentina Group and Telecom Italia Group on August 5, 2010, referred to in Note 7.b) (hereinafter, “the Agreements”), such shareholders´ agreement has been amended. Such indirect shareholders have informed that the Agreements have amended certain aspects of the shareholders’ agreement so as to guarantee a more efficient corporate governance and control of the company, ensuring compliance with all legal obligations in Argentina.

The Telecom Italia Group is the operator of Telecom Argentina.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

9 – Shareholders’ equity (continued)

(b) Call options acquired by Telecom Italia International N.V.

In September 2003, Telecom Italia International N.V. acquired two call options on the W de Argentina Group’ entire interest in Sofora (jointly, “the Telecom Italia International N.V. Options”). The Agreements have left without effect the Telecom Italia International N.V Options. Pursuant to the Agreement, among other aspects, the W de Argentina Group has agreed to, subject to the obtaining of the necessary authorizations, transfer to the Telecom Italia Group shares of Sofora that, as of this date, represent 8% of Sofora’s capital stock.

According to SC Note No. 1,004/08, dated June 26, 2008 and to SC Note No. 2,573/08, dated December 30, 2008, the exercise of the Telecom Italia International N.V. Options is subject to the prior approval of the SC.

Additionally, the CNDC Resolution No. 123/08 resolved that until the CNDC issues its decision in the matter of Telecom Italia International N.V. Options, as provided by Law No. 25,156, the Telecom Italia Group companies “must refrain from exercising, assigning, transferring or taking any other action with respect to those purchase options”.

The Telecom Italia Group filed an appeal against CNDC Resolution No. 123/08. On April 16, 2010, the Argentine Supreme Court ordered the transfer of the matter to the Chamber A of the CNAPE.

On June 17, 2010, Chamber A of the CNAPE annulled CNDC Resolution Nº 123/08, ruling that the CNDC had no authority to issue the measures ordered therein. The Argentine Government filed an extraordinary federal appeal against said ruling. As of the date of issuance of these consolidated financial statements such appeal has not been resolved. In addition, as mentioned below, the validity and full effect of the Telecom Italia International N.V. Options had been discussed at court.

On March 26, 2009, the First National Court of Appeals for Federal Administrative Litigious Matters issued a precautionary measure declaring the suspension of the exercise of Telecom Italia International N.V.’s rights set forth in the purchase option contract, upon request of the company Grupo Dracma S.A., presided by Mr. Adrián Werthein, and W de Argentina Group. As part of the Agreements, Grupo Dracma S.A. and W de Argentina Group have relinquished their claims and rights in the above mentioned legal actions, and have requested the termination of the precautionary measure mentioned above. Telecom Italia International N.V. filed a special federal appeal against said precautionary measure, and upon its rejection, filed an appeal with Argentina’s Supreme Court of Justice. The matter is still pending before Argentina’s Supreme Court of Justice. Subject to the prior termination of the precautionary measure, Telecom Italia International N.V. has agreed to relinquish such federal appeal.

Nortel has been informed that the W de Argentina Group filed a complaint against Telecom Italia International N.V., before the National Commercial Court of First Instance N° 8, Secretariat N° 15 of the City of Buenos Aires, with the purpose of obtaining a decree of nullity on the Telecom Italia International N.V. Options. Pursuant to the Agreements, W de Argentina Group has relinquished its claims and rights in such trial. In addition, it has relinquished its claims and rights in the trial before Court No. 6, referred to in Note 7.b) above, and has requested termination of the precautionary measures ordered in such trial, as informed in said Note 7.b).

The CNDC and the Secretary of Internal Commerce (“the SCI”) resolutions relating to the compulsory divestiture of certain assets of the Telecom Italia Group (SCI No. 483/2009 y Nº 3/2010), including the Telecom Italia International N.V. Options, were annulled by Chamber A of the CNAPE. In compliance with such ruling, SCI Resolutions No. 483/2009 y No. 3/2010 were repealed.

Additional information on the Transaction and its consequences can be reviewed at www.cnv.gov.ar (section “Autopista de Información Financiera”) and at www.sec.gov.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

9 – Shareholders’ equity (continued)

As informed in Note 7.b), the Telecom Italia Group and the W de Argentina Group have entered into the Agreements, which put an end to all reciprocal legal actions and claims, including those claims initiated by the directors appointed by one of those groups against Nortel and its controlled companies.

(c) Restrictions on distribution of profits

The Company is subject to certain restrictions on the distribution of profits. Under the Argentine Corporations Law, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year calculated in accordance with Argentine GAAP, plus/less previous years adjustments and, if any, after the absorption of accumulated losses, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment to common stock).

(d) Preferred shares

Classes “A” and “B” preferred shares are ruled by the Argentine laws and are subject to the jurisdiction of the Ciudad Autónoma de Buenos Aires commercial courts.

¿	Class “A” preferred shares

The issuance terms of Class “A” preferred shares provide:

a)	An annual cumulative preferential base dividend of 6% that, for the purposes of its calculation, is independent from the results generated in the period and equivalent to a fixed percentage on the price of subscription less any payment prior to redemption.

In addition, it is set forth that base dividends for any given fiscal year of the Company not declared and paid at the end of the fifth calendar month after closing of the fiscal year, shall accrue interest as of the last day of said calendar month until the date they are made available to shareholders, at a rate equal to LIBOR.

b)	An additional non cumulative dividend for each fiscal year since 1994 until the last redemption period, if the distributable return on capital exceeded 10%.

c)	Their scheduled redemption in ten equal successive annual payments during the years 1998 to 2007.

The redemption payments shall be made exclusively with funds out of “liquid and realized profits” and/or distributable reserves, if any. Any redemption payment not declared nor paid by Nortel when due shall bear interest since the scheduled redemption payment date until the date it is made available to shareholders, at a rate equal to LIBOR.

Because Telecom Argentina did not pay dividends for the fiscal years ended December 31, 2003, 2004, 2005, 2006 and 2007, Nortel did not make any distributions on its Series A or Series B preferred shares for the years ended December 31, 2003, 2004, 2005, 2006 and 2007, due to the lack of “liquid and realized profits” and/or distributable reserves.

d)	Their obligatory redemption if Telecom Italia and FCR, jointly, sell or cease to hold the ownership or direct or indirect control of more than 50% of the outstanding shares of common stock of the Company. Redemption payments shall only be effected with funds out of “liquid and realized profits” and/or distributable reserves.

e)	Holders of Class “A” preferred shares shall be entitled to vote in case of failure to pay base dividends, accrual and failure to pay additional dividends and/or in any of the events provided for in Incise 9 of the Terms of Issuance. In the case such rights to vote are triggered, each holder of Class “A” preferred shares shall be entitled to cast one vote per share and will vote together with Class “B” preferred shares, if the latter were entitled to vote, and shares of common stock as one class; except for those matters related to the election of Directors, as it is set forth in Section 15 of the corporate Bylaws. They shall be entitled to the election of one regular director and one alternate director jointly with Class “B” preferred shares in the case they are also entitled to vote. The right to vote of Class “A” preferred shares holders shall cease upon the completion of the distribution by the Company of all base dividends and additional dividends previously accrued and unpaid, plus the applicable interest.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

9 – Shareholders’ equity (continued)

f)	Class “A” preferred shares rank pari passu without any preference among them and have priority as regards rights to dividends and rights in the case of winding up in relation to shares of common stock, Class “B” preferred shares and any other class of preferred shares issued by the Company at any time.

Likewise, in accordance with Decree No. 214/02, and Laws No. 25,561 and No. 25,820, the redemption of capital corresponding to preferred shares, that under the issuance terms should be in U.S. dollars, has been converted into pesos at an exchange rate of $1=US$1 and, from February 3, 2002 is subject to the application of the “CER” (“reference stabilization index”).

As a consequence of the application of the CER, the capital corresponding to Class “A” preferred shares and the dividends accrued at year-end, before and after of Decree No.214/02 are as follows:

	Before Decree No. 214/02 in million of US$	After Decree No. 214/02 in million of $
Class “A” preferred shares (a):
Amount calculated according to the issue terms:
Non declared and non paid redemption corresponding to fiscal year 2001	55.1	138.5
Non declared and non paid redemption corresponding to fiscal year 2002	55.1	138.5
Non declared and non paid redemption corresponding to fiscal year 2003	55.1	138.5
Non declared and non paid redemption corresponding to fiscal year 2004	55.1	138.4
Non declared and non paid redemption corresponding to fiscal year 2005	55.1	138.4
Non declared and non paid redemption corresponding to fiscal year 2006	41.5	104.3

	317.0	796.6

Non declared and non paid preferred dividends:
Corresponding to fiscal year 2001	19.0	47.8
Corresponding to fiscal year 2002	19.0	47.8
Corresponding to fiscal year 2003	19.0	47.8
Corresponding to fiscal year 2004	19.0	47.8
Corresponding to fiscal year 2005	19.0	47.8
Corresponding to fiscal year 2006	19.0	47.8
Corresponding to fiscal year 2007	19.0	47.8
Corresponding to fiscal year 2008	19.1	47.8
Corresponding to fiscal year 2009	19.1	47.8
Corresponding to fiscal year 2010	9.5	23.9

	180.7	454.1

Total economic rights Class “A” preferred shares as of June 30, 2010	497.7	1,250.7

(a)	Nominal value of Class “A” preferred shares is $10.6.

The Annual General Ordinary and Extraordinary Shareholders’ Meeting of Telecom held on April 28, 2010, approved a cash dividend distribution in the amount of $1,053 payable in two installments: the first was paid on May 5, 2010, amounting to $689 of which Nortel collected $377, and the second will be paid on December 20, 2010, for the balance of $364, of which Nortel will collect $200.

As a result of the above, and further to having a positive balance of retained earnings, Nortel recorded a $350 liability in these financial statements, with a debit to a compensatory account within shareholders´ equity. Beginning in the next Annual Ordinary Shareholders’ Meeting that will address the results for fiscal year 2010, Nortel will be able to use its available cash to meet the payment obligations arising from the issuance terms of the Class “A” preferred shares.

¿	Class “B” preferred shares

The Terms of Issuance of Class “B” preferred shares set forth that:

a)	Class “B” preferred shares are not redeemable.

b)	A non cumulative dividend equivalent to a share (49.46%) of the Company’s profits legally available for distribution after the payment of the dividends on Class “A” preferred shares. On April 25, 1997, a Special Meeting of Shareholders resolved to amend section 4(a) (“right to dividends”), reducing the formula for the calculation of dividends by 50 basic points (0.50%, currently 48.96%) as of June 16, 1997. This resolution was filed with the Superintendency of Legal Entities on July 16, 1997 under number 7388.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

9 – Shareholders’ equity (continued)

c)	Holders of Class “B” preferred shares shall be entitled to vote in case of accrual of and failure to pay any preferred dividend and/or in any of the events provided for in incise 9 of the Terms of Issuance. In the case such right to vote were triggered, each holder of Class “B” preferred shares shall be entitled to cast one vote per share and shall vote jointly with Class “A” preferred shares, if the latter were also entitled to vote, and shares of common stock as one class; except for those matters related to the election of Directors, as it is set forth in Section 15 of the Company’s Bylaws. Class “B” preferred shares shall be entitled to elect one regular director and one alternate director, jointly with Class “A” preferred shares if the same were also entitled to vote. Class “B” preferred shares’ right to vote shall cease upon the disappearance of the causes that gave rise to such right.

d)	Class “B” preferred shares rank pari passu without any preference among them and have priority in the case of winding up with respect to the shares of common stock held by Nortel.

The Company agreed not to allow its subsidiary Telecom Argentina to constitute, incur, assume, guarantee or in any other manner become responsible for the payment of any debt excluding accounts payable as a result of the normal course of business, if as a result of doing so its ratio of total liabilities to its Shareholders’ equity, as shown in the unconsolidated financial statements for interim periods, prepared in accordance with Argentine GAAP, exceeds 1.75:1. At December 31, 2006, the ratio has exceeded 1.75 as a consequence of the devaluation of the peso during year 2002, exclusively. At June 30, 2010 and 2009, the ratio has not exceeded 1.75.

The Company was admitted to the public offering regime on December 29, 1997, by CNV Resolution No. 12,056. On January 27, 1998, as a result of the authorization requested, the BCBA authorized the listing of the Company’s Class “B” preferred shares.

¿	Voting right for Class “A” and Class “B” preferred shareholders

The Class “A” preferred shares holders are entitled to vote from April 25, 2002, considering that the Company did not pay the preferential base dividend nor the redemption payments corresponding to the fiscal year ended December 31, 2001, neither for the subsequent fiscal years.

Additionally, as Telecom Argentina has exceeded the ratio of 1.75 that represents the total liabilities/shareholders’ equity (according to section “F”, clause 9 of the issuance terms and conditions of Class “B” preferred shares) from September 13, 2002, the Class “B” preferred shares holders are entitled to vote too, according to the issuance terms and conditions applicable to this class of shares. From fiscal year 2002 the voting right has been exercised jointly for both classes of shareholders, through the election of a regular director and an alternate director.

Considering that the abovementioned ratio of 1.75 has not been exceeded at June 30, 2010 since the approval of the consolidated financial statements as of December 31, 2006, the Class “B” preferred shares holders are not entitled to vote.

9.2 – Of Telecom Argentina

(a) Common stock

At June 30, 2010, Telecom had 502,034,299 authorized, issued and outstanding shares of $1 par value Class A Common Stock (51% of the total capital stock), 440,910,912 shares of $1 par value Class B Common Stock (44.79% of the total capital stock) and 41,435,767 shares of $1 par value Class C Common Stock (4.21% of the total capital stock - see c below). Common stockholders are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders.

Telecom’s shares are authorized by the CNV, the BCBA and the New York Stock Exchange (“NYSE”) for public trading. Only 404,078,504 of Class B shares are traded since Nortel owns all of the outstanding Class A shares and 36,832,408 Class B shares; and Class C shares are dedicated to the employee stock ownership program, as described below.

Each ADS represents 5 Class B shares and are traded on the NYSE under the ticker symbol TEO. Class B also began trading on the Mexican Stock Exchange on July 15, 1997.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

9 – Shareholders’ equity (continued)

(b) Restrictions on distribution of profits

Telecom is subject to certain restrictions on the distribution of profits. Under the Argentine Corporations Law, the by-laws of Telecom and rules and regulations of the CNV, a minimum of 5% of net income for the year calculated in accordance with Argentine GAAP, plus/less previous years adjustments and, if any, considering the absorption of accumulated losses, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock). When a company uses the legal reserve to absorb accumulated losses, it will not be able to distribute dividends until it restores the legal reserve.

Telecom’s Annual General and Extraordinary Shareholders’ Meeting held on April 28, 2010, approved the restoring of the legal reserve that has been absorbed, in order to be able to distribute dividends.

(c) Share ownership program

In 1992, a decree from the Argentine Government, which provided for the creation of Telecom upon the privatization of ENTel, established that 10% of the capital stock then represented by 98,438,098 Class C shares was to be included in the “Programa de Propiedad Participada or PPP” (an employee share ownership program sponsored by the Argentine Government). Pursuant to the PPP, the Class C shares were held by a trustee for the benefit of former employees of the state-owned company who remained employed by Telecom and who elected to participate in the plan.

In 1999, Decree No. 1,623/99 of the Argentine Government eliminated the restrictions on some of the Class C shares held by the PPP, although it excluded Class C shares of the Fund of Guarantee and Repurchase subject to an injunction against their use. In March 2000, the shareholders’ meeting of Telecom approved the conversion of up to unrestricted 52,505,360 Class C shares into Class B shares (these shares didn’t belong to the Fund of Guarantee and Repurchase).

The Annual General and Extraordinary Meetings, held on April 27, 2006, approved that the power for the conversion of up to 41,339,464 Class “C” ordinary shares into the same amount of Class “B” ordinary shares, be delegated to the Board of Directors. The conversion will take place based on: a) what is determined by Banco de la Ciudad de Buenos Aires (Fiduciary agent of PPP) as the case may be; and b) the amount of Class “C” shares eligible for conversion. As granted by the Meetings, the Board transferred the powers to convert the shares to some of the Board’s members and/or Telecom’s executive officers. From the total shares eligible for conversion approved by the Shareholders´ Meetings, 4,496,971 Class “C” ordinary shares were converted into Class “B” ordinary shares.

Class “C” shares of the Fund of Guarantee and Repurchase which were affected by an injunction measure recorded in file “Garcías de Vicchi, Amerinda y otros c/ Sindicación de Accionistas Clase C del Programa de Propiedad Participada” were not eligible for conversion. As of the date of these consolidated financial statements, the injunction was not released, although it is limited to the amount of 4,593,274 shares.

41,418,562 Class “C” shares are still part of the Fund of Guarantee and Repurchase and are subject to the injunction described above.

In October 2009, the comptroller of the PPP, who was timely appointed by the National Court of Federal Civil and Commercial No.10, informed to Telecom that he intends to obtain the release of the injunctions affecting part of the shares included in the Fund of Guarantee and Repurchase, for the purpose of allowing the cancellation of the balance belonging to former employees who had transferred their shares to the Fund. In accordance with the comptroller, on June 24, 2010, Telecom Argentina received a letter from the National Civil and Commercial Court of First Instance No. 10, Secretariat No. 20, recorded in file “Arévalo, Pedro Diego y otros c / Fondo de Garantía y Recompra PPP de Telecom Argentina s/ División de condominio”, which orders to Telecom’s Board of Directors the conversion of 4,000,000 Class “C” shares into Class “B” shares. The Board of Directors of Telecom resolved to comply with the order of the Court and decided to implement a fourth phase of conversion which began on July 2, 2010, and was not completed yet.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

10. Income tax

As describe in Note 4.o, the Company accounts for income taxes in accordance with the guidelines of RT 17.

Income tax payable as of June 30, 2010 and December 31, 2009 consists of the following:

	Income tax payable as of June 30, 2010				Income tax receivable as of June 30, 2010 Núcleo	Income tax payable as of December 31, 2009
	Telecom	Personal	Telecom USA	Total
Income tax provision	$238	$301	$—	$539	$2	$797
Credit on minimum presumed income tax	—	—	—	—	—	(23)
Payments in advance of income taxes	(77)	(130)	—	(207)	(4)	(346)
Allowance for income tax credits	—	—		—	1	—
Law No. 26,476 Tax Regularization Regime	3	—	—	3	—	3

Current Income tax payable (receivable)	164	171	—	335	(1)	431
Law No. 26,476 Tax Regularization Regime	12	—	—	12	—	13
Non current net deferred tax liabilities	141	22	2	165	(2)	199

Non-current Income tax payable (receivable)	153	22	2	177	(2)	212

Total Income tax liabilities (assets)	$317	$193	$2	$512	$(3)	$643

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are presented below:

	Deferred tax liabilities as of June 30, 2010					Deferred tax assets as of June 30,	Deferred tax liabilities as of
	Telecom	Personal	Telecom USA	Nortel	Total	2010 Núcleo	December 31, 2009
Tax loss carryforwards	$—	$1	$—	$7	$8	$—	$5
Allowance for doubtful accounts	21	29	—	—	50	1	55
Provision for contingencies	162	50	—	—	212	—	184
Inventories	—	18	—	—	18	—	20
Other deferred tax assets	77	—	—	—	77	5	75

Total deferred tax assets	260	98	—	7	365	6	339

Fixed assets	(62)	(94)	(2)	—	(158)	—	(142)
Inflation adjustments (i)	(339)	(12)	—	—	(351)	(4)	(377)

Total deferred tax assets	(401)	(106)	(2)	—	(509)	(4)	(519)

Subtotal deferred tax (liabilities) assets	(141)	(8)	(2)	7	(144)	2	(180)
– Valuation allowance (Note 15.e)	—	(14)	—	(7)	(21)	—	(19)

Net deferred tax (liabilities) assets as of June 30, 2010	$(141)	$(22)	$(2)	—	$(165)	$2

Net deferred tax liabilities as of December 31, 2009	$(187)	$(10)	$(2)	—	$(199)		$(199)

(i)	Mainly related to inflation adjustment on fixed assets, intangibles and other assets for financial reporting purposes.

As of June 30, 2010, the Company has accumulated an operating tax loss carryforward of $8 which expires: $1 in 2010, $2 in 2011 (includes $1 of Personal), $1 in 2012, $1 in 2013, and $3 in 2014.

Income tax benefit (expense) for the six-month periods ended June 30, 2010 and 2009 consists of the following:

	Six-month period ended June 30, 2010
	Telecom	Personal	Núcleo	Telecom USA	Nortel	Total
Current tax expense	$(240)	$(294)	$(2)	$—	$—	$(536)
Deferred tax benefit	45	(11)	2	—	1	37
Valuation allowance (Note 15.e)	—	(1)	—	—	(1)	(2)
Allowance for income tax credits (Note 15.e)	—	—	(1)	—	—	(1)

Income tax expense	$(195)	$(306)	$(1)	$—	—	$(502)

	Six-month period ended June 30, 2009
	Telecom	Personal	Núcleo	Telecom USA	Nortel	Total
Current tax expense	$(175)	$(253)	$(3)	$—	$—	$(431)
Deferred tax benefit (expense)	18	20	1	(1)	1	39
Valuation allowance (Note 15.e)	—	(1)	—	—	(1)	(2)

Income tax expense	$(157)	$(234)	$(2)	$(1)	—	$(394)

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

10. Income tax (continued)

Income tax benefit (expense) for the six-month periods ended June 30, 2010 and 2009 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	Argentina	International	Total
Pre-tax income on a separate return basis	$2,372	$11	$2,383
Non taxable items – Gain on equity investees	(1,015)	—	(1,015)
Non taxable items – Other	2	(9)	(7)

Subtotal	1,359	2	1,361
Statutory income tax rate	35%	(* )

Income tax expense at statutory tax rate	(476)	—	(476)
Change in deferred assets and liabilities	(23)	—	(23)
Change in valuation allowance (Note 15. e)	(2)	(1)	(3)

Income tax expense as of June 30, 2010	$(501)	$(1)	$(502)

Pre-tax income on a separate return basis	$1,914	$17	$1,931
Non taxable items – Gain on equity investees	(848)	—	(848)
Non taxable items – Other	17	—	17

Subtotal	1,083	17	1,100
Statutory income tax rate	35%	(* )

Income tax expense at statutory tax rate	(379)	(3)	(382)
Change in deferred assets and liabilities	12	—	12
Law No. 26,476 Tax Regularization Regime	(19)	—	(19)
Additional income tax from cash dividends paid by foreign companies	(3)	—	(3)
Change in valuation allowance (Note 15.e)	(2)	—	(2)

Income tax expense as of June 30, 2009	$(391)	$(3)	$(394)

(*)	The statutory tax rate in Paraguay was 10% plus an additional rate of 5% in case of payment of dividends, in the USA the effective tax rate was 34% and in Uruguay the statutory tax rate was 25%.

11. Commitments and contingencies

(a) Holding of shares commitments

1. In compliance with the terms and conditions of issuance of Classes “A” and “B” preferred shares, the Company will not sell, transfer, assign or otherwise dispose of, under any title, or encumber its shareholding in Telecom Argentina, unless, after such operation has been concluded, more than 50% of those shares remain in direct or indirect ownership of the Company without being encumbered in any manner, or unless the above-mentioned actions are expressly approved by the holders of two-thirds of the preferred shares outstanding;

2. The List of Conditions provide details of the obligations for both the Company and Telecom Argentina, non-fulfillment of which could lead in certain cases, to the subsidiary’s license being revoked. Such a situation would require the Company to transfer its shareholding in Telecom Argentina to the CNC, which would proceed to sell the shares by public auction.

Commitments assumed by the Company and its Shareholders as a result of the acquisition of 60%, currently approximately 54.74% of the shares of Telecom Argentina are as follows:

a)	not to reduce its equity interest in Telecom Argentina to less than 51% without the authorization of the Regulatory Authority, under the penalty of license revocation;

b)	not to reduce the amount of shares of common stock of the Company’s shareholders to less than 51% of the capital stock with voting right, without the authorization of the Regulatory Authority, under the penalty of license revocation. Currently, as Sofora is the only owner of the total common stock of the Company, this restriction only applies to such company;

c)	that Telecom Italia Group and W de Argentina Group, shall not reduce its equity interest in Sofora to less than 15% each, without the authorization of the Regulatory Authority.

The obligations assumed by Telecom Argentina are detailed in section 13.10.6 of the List of Conditions, excluding sub-sections h) and n).

(b) Purchase commitments

The Telecom Group has entered into various purchase orders amounting in the aggregate to approximately $1,734 as of June 30, 2010, primarily related to the supply of switching equipment, external wiring, infrastructure agreements, inventory and other service agreements. This amount also includes the commitments mentioned in d) below.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

11. Commitments and contingencies (continued)

(c) Investment commitments

In August 2003, Telecom Argentina was notified by the SC of a proposal for the creation of a $70-million fund (the “Complejo Industrial de las Telecomunicaciones 2003” or “2003 Telecommunications Fund”) to be funded by the major telecommunication companies and aimed at developing the telecommunications sector in Argentina. Banco de Inversion y Comercio Exterior (“BICE”) was designated as Trustee of the Fund.

In November 2003, Telecom contributed $1.5 at the inception of the Fund. In addition, management announced that it is Telecom’s intention to promote agreements with local suppliers which would facilitate their access to financing.

(d) Commitments and contingencies assumed by Telecom from the sale of Publicom

On March 29, 2007, Telecom’s Board of Directors approved the sale of its equity interest in Publicom to Yell Publicidad S.A. (a company incorporated in Spain, member of the Yell Group- Grupo Yell), which was executed on April 12, 2007 (the “Closing Date”).

A series of declarations and guarantees, standard for this type of transactions, assumed by Telecom towards the buyer with respect to Publicom and to itself and others assumed by the buyer towards Telecom and towards itself are included in the contract. Reciprocal obligations and commitments are also set forth, between Telecom and the buyer.

It has been ruled that Telecom shall indemnify and shall hold the buyer harmless from any and all damages that might result from:

(i) Any claim addressed to the buyer by third parties in which the owner’s equity, entitlement to inherent rights and /or unrestricted disposal of shares is successfully objected;

(ii) Damages and losses of equity derived from incorrectness or inaccuracy of the declarations and guarantees;

(iii) Damages and losses of equity derived from the non-fulfillment of the obligations and commitments undertaken by Telecom.

These indemnities granted by Telecom have time as well as economic limits.

On Closing Date and after the stock transfer was actually performed, Publicom accepted a proposal from Telecom. According to said proposal, Telecom:

✓	engages Publicom to publish Telecom’s directories (“white pages”) for a 5-year period, which may be extended upon expiry date;

✓	engages Publicom to distribute Telecom’s white pages for a 20-year period, which may be extended upon expiry date;

✓	engages Publicom to maintain the Internet portal, which allows to access the white pages through the web, for a 20-year period, term which may be extended upon expiry date;

✓	grants Publicom the right to lease advertising spaces on the white pages for a 20-year period, which may be extended upon expiry date; and

✓	authorizes the use of certain trademarks for the distribution and/or consultation on the Internet and/or advertising spaces agreements for the same specified period.

Telecom reserves the right to supervise certain matters associated with white pages publishing and distribution activities that allow Telecom to assure the fulfillment of its regulatory obligations during the term of the proposal. The terms and conditions of the proposal include usual provisions that allow Telecom to apply economic sanctions in the case of non-compliance, and in the case of serious non-compliance, allow Telecom to require an early termination. In the latter case, Telecom could enter into an agreement with other providers.

The proposal set prices for the publishing, printing and distribution of the 2007 directories, and provided clauses for the subsequent editions in order to ensure Telecom that said services will be contracted at market price.

Telecom shall continue to include in its own invoices the amounts to be paid by its customers to Publicom for the contracted services or those that may be contracted in the future, and subsequently collect the amounts for said services on behalf and to the order of Publicom, without absorbing any delinquency.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

11. Commitments and contingencies (continued)

(e) Contingencies

Telecom is a party to several civil, tax, commercial, labor and regulatory proceedings and claims that have arisen in the ordinary course of business. In order to determine the proper level of reserves relating to these contingencies, the Management of Telecom, based on the opinion of its internal and external legal counsel, assesses the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes.

A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual case. The determination of the required reserves may change in the future due to new developments or changes as a matter of law or legal interpretation. Consequently, as of June 30, 2010, Telecom has established reserves in an aggregate amount of $607 to cover potential losses under these claims ($90 for regulatory contingencies deducted from assets and $517 included under liabilities) and certain amounts deposited in Telecom’s bank accounts have been restricted as to their use due to some judicial proceedings. As of June 30, 2010, these restricted funds totaled $36 (included in the caption “Other receivables”).

Below is a summary of the most significant claims and legal actions for which reserves have been established:

Profit sharing bonds

In August 2008, the Supreme Court of Justice, when resolving a case against Telefonica, found the Decree No. 395/92 unconstitutional. Different legal actions were brought, mainly by former employees of Telecom against the National Government and Telecom, requesting that Decree No. 395/92 – which expressly exempted Telecom from issuing the profit sharing bonds provided in Law No. 23,696 – be struck down as unconstitutional and, therefore, claiming compensation for the damages they had suffered because such bonds had not been issued.

In those suits for which judgment has already been rendered, the trial court judges hearing the matter resolved to dismiss the actions brought – relying on arguments made by each case’s respective prosecutors – pointing that such rule was valid and constitutional. However, and based on the National Supreme Court of Justice’s judgment on this matter, the three Divisions of the Courts of Appeal ruled that Decree No. 395/92 was unconstitutional.

In order to defend its rights, Telecom Argentina filed various appeals against these unfavorable decisions, and although said decisions have not been reviewed by the National Supreme Court of Justice, it should be noted that the abovementioned ruling of the Supreme Court on the case against Telefonica has created a judicial precedent that, in the opinion of the legal counsel of Telecom Argentina, increases the probability that Telecom Argentina has to face certain contingencies as a result of an adverse ruling, notwithstanding the right of reimbursement that attends Telecom against the National State.

Said Court decision found the abovementioned decree unconstitutional and ordered to send the proceedings back to the court of origin so that said court could decide on which was the subject compelled to pay –licensee and/or National Government- and the parameters that were to be taken into account in order to quantify the complaints set forth therein (percentage of profit sharing, statue of limitation, distribution method between the beneficiaries of the program).

As of June 30, 2010, the management of Telecom Argentina, with the aid of its legal counsel, has recorded a provision for contingencies that it estimates is sufficient to cover the risks associated with this claim, having considered the legal background up to the date of issuance of these consolidated financial statements.

✓	Wage differences by food vouchers and non-remunerative lump sum

Telecom is subject to various lawsuits initiated by some employees and former employees who claim wage differences caused by the impact of the concepts “non-remunerative lump sum” and “food vouchers” over the settlement of items such as overtime, productivity, vacation, supplementary annual salary and other additional benefits provided by the Collective Bargaining Agreement.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

11. Commitments and contingencies (continued)

In this regard, the Supreme Court of Justice has recognized in a recent ruling that food vouchers are remunerative and are part of the employees’ compensations, declaring the unconstitutionality of Sect. 103 bis, inc. C of the Employment Contract Act (which gives them the character of social benefits). Considering these judicial precedents, at June 30, 2010, the Management of Telecom, with the aid of its legal counsel, has recorded a provision for contingencies that it estimates is sufficient to cover the risks associated with these claims at the date of issue of these consolidated financial statements.

In addition, Telecom Argentina is subject to other claims and legal actions that have arisen in the ordinary course of business. Although there can be no assurance as to the ultimate disposition of these matters, it is the opinion of the Management of Telecom Argentina, based upon the information available at this time and consultation with external and internal legal counsel, that the expected outcome of these other claims and legal actions, individually or in the aggregate, will not have a material effect on Telecom Argentina’s financial position or results of operations. Accordingly, no reserves have been established for the outcome of these actions.

Below is a summary of the most significant other claims and legal actions for which reserves have not been established:

Labor proceedings

Based on a legal theory of successor company liability, Telecom Argentina has been named as a co-defendant with ENTel in several labor lawsuits brought by former employees of ENTel against the state-owned company. The Transfer Agreement provided that ENTel and the Argentine Government, and not Telecom, are liable for all amounts owed in connection with claims brought by former ENTel employees, whether or not such claims were made prior to the Transfer Date, if the events giving rise to such claims occurred prior to the Transfer Date.

ENTel and the Argentine Government have agreed to indemnify and hold Telecom harmless in respect of such claims. Under current Argentine legislation, the Argentine Government may settle any amounts payable to Telecom for these claims through the issuance of treasury bonds. As of June 30, 2010, total claims in these labor lawsuits amounted to $9.

Tax matters

In December 2001, the AFIP made an additional income tax claim on the amortization period utilized by Telintar to depreciate its optic fiber network in submarine cables. Telintar was dissolved and merged in equal parts into Telecom Argentina Internacional S.A. and Telefonica Larga Distancia de Argentina S.A., entities controlled by Telecom Argentina and Telefonica, respectively. Telecom Argentina Internacional S.A. was subsequently merged with and into Telecom Argentina in September 1999.

In July 2005, the National Fiscal Court resolved against Telecom Argentina ratifying the tax assessment relating to additional taxes, although it excluded interest and penalties. On the same grounds as described in the above paragraph, during the third quarter of 2005, Telecom Argentina recorded a current tax liability amounting to $0.5 against income taxes in the statement of income. Telecom Argentina and Telefonica appealed this judgment before the corresponding Federal Court. In June 2009, the Court revoked the ruling of the Fiscal Court and nullified the tax assessment that had been appealed. The Tax Authority has filed an appeal before the National Supreme Court of Justice.

The management of Telecom Argentina together with its legal counsel believes it has meritorious legal defenses to these unfavorable judgments and that the ultimate outcome of these cases will not result in an incremental adverse impact on Telecom Argentina’s results of operations and financial condition.

In December 2006, the AFIP assessed additional income tax and tax on minimum presumed income for the 2000 and 2001 tax years claiming that Personal incorrectly deducted certain uncollectible receivables. Personal appealed this assessment with the National Fiscal Tribunal. The AFIP’s claim is contrary to certain jurisprudential precedents by the National Fiscal Tribunal. Consequently, Personal and its legal counsel believe that the matter will be resolved in its favor when the appeal process is completed.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

11. Commitments and contingencies (continued)

Other claims

Consumer Trade Union Proceedings

In November 1995, Telecom Argentina was served with notice of a complaint filed by a consumer trade union, “Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios,” against Telecom Argentina, Telefónica, Telintar and the Argentine Government. The suit seeks to declare null, illegal and unconstitutional all tariff rules and agreements as of the Transfer Agreement and to reduce the tariffs of the licensees so as to obtain a return rate not in excess of an annual 16% on fixed assets as described in the List of Conditions. Furthermore, the complaint seeks reimbursement of sums allegedly received in excess of the 16% return rate as well as sums resulting from the reduction in the rate of turnover tax for the city of Buenos Aires.

In October 2001, the Federal Court of Appeals for Contentious and Administrative Matters issued a precautionary measure suspending the ability of telecommunications companies to increase tariffs by reference to the U.S. consumer price index.

However, the Public Emergency Law and the reformation of the exchange regime, have had an analogous result to that proposed by the precautionary measure, by prohibiting, as of January 6, 2002, contracts held with the public administration, including public work and services contracts, from being adjusted to dollars or other foreign currencies. A decision of the Court of Appeals is still pending.

Additionally, upon the extension of the exclusivity period for the provision of telecommunication services, the same consumer group filed a new lawsuit in Argentine federal courts against the service providers and the Argentine Government. Plaintiffs are seeking damages, an injunction revoking the licenses granted to telecommunication service providers and termination of the exclusivity period. This case is currently in a preliminary stage.

Users and Consumer Trade Union Proceedings

In August 2003, another consumer group filed suit against Telecom Argentina in Argentine federal court alleging the unconstitutionality of certain resolutions issued by the SC. These resolutions had amended a prior resolution which prescribed the way service providers had to refund customers for additional charges included in monthly fixed-line service fees. The amendment was intended to establish another method of refunding customers due to practical reasons. Telecom Argentina complied with the amended resolution and provided refunds to customers. The case is ready for sentence, but Telecom Argentina does not believe it has merit and will contest it vigorously. Telecom Argentina is unable, however, to predict the outcome of this proceeding, or reasonably estimate a range of possible loss given the current status of the litigation.

12. Segment information

Operating segments are revenue-producing components of the enterprise for which separate financial information is produced internally for management. Under this definition, Telecom conducts its business through five legal entities which represent five operating segments. Under Argentine GAAP, these operating segments have been aggregated into reportable segments according to the nature of the products and services provided. Telecom manages its segments to the net income (loss) level of reporting.

Telecom Argentina and its subsidiaries conform the following reportable segments:

Reportable segment	Consolidated company/ Operating segment
Voice, data and Internet	Telecom Argentina
Telecom USA
Micro Sistemas (i)
Wireless	Personal
Núcleo
Springville (i)

(i)	Dormant entity at June 30, 2010 and 2009.

The accounting policies of the operating segments are the same as those described in Note 4. Intercompany sales have been eliminated.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

12. Segment information (continued)

For the six-month periods ended June 30, 2010 and 2009, more than 96% of the Telecom Group’s revenues were from sales generated in Argentina. More than 93% of the Telecom Group’s fixed assets are in Argentina. Segment financial information was as follows:

For the six-month period ended June 30, 2010

☐	Income statement information

	Voice, data and Internet	Wireless
	(a)	Personal	Núcleo	Subtotal	Nortel	Total
Services	2,200	3,856	214	4,070	—	6,270
Equipment sales	22	423	2	425	—	447

Net sales	2,222	4,279	216	4,495	—	6,717
Salaries and social security	(634)	(191)	(19)	(210)	(1)	(845)
Taxes	(142)	(422)	(8)	(430)	(2)	(574)
Maintenance, materials and supplies	(213)	(93)	(13)	(106)	—	(319)
Bad debt expense	(14)	(47)	(2)	(49)	—	(63)
Interconnection costs	(95)	—	—	—	—	(95)
Cost of international outbound calls	(70)	—	—	—	—	(70)
Lease of circuits	(45)	(15)	(11)	(26)	—	(71)
Fees for services	(107)	(157)	(10)	(167)	(2)	(276)
Advertising	(53)	(110)	(16)	(126)	—	(179)
Agent commissions and distribution of prepaid cards commissions	(27)	(424)	(16)	(440)	—	(467)
Other commissions	(31)	(71)	(4)	(75)	—	(106)
Roaming	—	(100)	(3)	(103)	—	(103)
Charges for TLRD	—	(319)	(22)	(341)	—	(341)
Cost of sales	(20)	(630)	(12)	(642)	—	(662)
Others	(182)	(190)	(15)	(205)	—	(387)

Operating income (loss) before depreciation and amortization	589	1,510	65	1,575	(5)	2,159
Depreciation of fixed assets and amortization of intangible assets	(345)	(235)	(45)	(280)	—	(625)

Operating income (loss)	244	1,275	20	1,295	(5)	1,534
Financial results, net	31	(70)	(8)	(78)	5	(42)
Other expenses, net	(82)	(41)	—	(41)	(3)	(126)

Net income (loss) before income tax and noncontrolling interest	193	1,164	12	1,176	(3)	1,366
Income tax expense, net	(195)	(306)	(1)	(307)	—	(502)
Noncontrolling interest	—	—	(3)	(3)	(392)	(395)

Net income (loss)	(2)	858	8	866	(395)	469

(a) Includes net sales of $21, operating income before depreciation of $5, operating profit of $3 and net income of $3 corresponding to Telecom USA. ☐ Balance sheet information
Fixed assets, net	4,127	(b) 2,305	487	2,792	—	6,919
Intangible assets, net	167	592	3	595	—	762
Capital expenditures (without ARO and debt issue costs)	338	(b) 347	61	408	—	746
Depreciation of fixed assets	(336)	(234)	(45)	(279)	—	(615)
Amortization of intangible assets (without debt issue costs)	(9)	(1)	—	(1)	—	(10)
Net financial asset (debt)	788	(b) (317)	(145)	(462)	4	330
(b) In Fixed assets, net and Capital expenditures, includes $1 from Springville; in Net financial asset, includes $1 of Cash and banks from Springville. ☐ Cash flow information
Cash flows provided by (used in) operating activities	717	781	68	849	(7)	1,559

Cash flows from investing activities
Acquisition of fixed assets and intangible assets	(402)	(445)	(93)	(538)	—	(940)
Decrease in investments not considered as cash and cash equivalents and other	5	—	—	—	—	5

Total cash flows used in investing activities	(397)	(445)	(93)	(538)	—	(935)

Cash flows from financing activities
Debt proceeds	—	—	98	98	—	98
Payment of debt	—	(24)	(76)	(100)	—	(100)
Payment of interest and debt-related expenses	—	(32)	(6)	(38)	—	(38)
Cash dividends paid	(312)	—	—	—	—	(312)
Inter-segment transfers of cash	198	(559)	—	(559)	361	—

Total cash flows provided by (used in) financing activities	(114)	(615)	16	(599)	361	(352)

Increase (decrease) in cash and cash equivalents	206	(279)	(9)	(288)	354	272
Cash and cash equivalents at the beginning of the year	579	676	18	694	—	1,273

Cash and cash equivalents at period end	785	(b) 397	9	406	354	1,545

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

12. Segment information (continued)

For the six-month period ended June 30, 2009

☐	Income statement information

	Voice, data and Internet	Wireless			Nortel	Total
	(a)	Personal	Núcleo	Subtotal
Services	1,971	3,229	187	3,416	—	5,387
Equipment sales	19	345	3	348	—	367

Net sales	1,990	3,574	190	3,764	—	5,754
Salaries and social security	(529)	(142)	(17)	(159)	(1)	(689)
Taxes	(128)	(341)	(7)	(348)	—	(476)
Maintenance, materials and supplies	(196)	(79)	(11)	(90)	—	(286)
Bad debt expense	(21)	(50)	(1)	(51)	—	(72)
Interconnection costs	(87)	—	—	—	—	(87)
Cost of international outbound calls	(85)	—	—	—	—	(85)
Lease of circuits	(39)	(16)	(12)	(28)	—	(67)
Fees for services	(97)	(121)	(7)	(128)	(1)	(226)
Advertising	(49)	(98)	(11)	(109)	—	(158)
Agent commissions and distribution of prepaid cards commissions	(20)	(379)	(15)	(394)	—	(414)
Other commissions	(27)	(58)	(3)	(61)	—	(88)
Roaming	—	(86)	(2)	(88)	—	(88)
Charges for TLRD	—	(331)	(24)	(355)	—	(355)
Cost of sales	(19)	(496)	(5)	(501)	—	(520)
Others	(148)	(143)	(13)	(156)	—	(304)

Operating income (loss) before depreciation and amortization	545	1,234	62	1,296	(2)	1,839
Depreciation of fixed assets and amortization of intangible assets	(324)	(167)	(39)	(206)	—	(530)

Operating income (loss)	221	1,067	23	1,090	(2)	1,309
Gain on equity investees	—	13	—	13	—	13
Financial results, net	(87)	(56)	(9)	(65)	—	(152)
Other expenses, net	(34)	(38)	—	(38)	(2)	(74)

Net income (loss) before income tax and noncontrolling interest	100	986	14	1,000	(4)	1,096
Income tax expense, net	(158)	(234)	(2)	(236)	—	(394)
Noncontrolling interest	—	—	(4)	(4)	(319)	(323)

Net (loss) income	(58)	752	8	760	(323)	379

(a) Includes net sales of $21, operating income before depreciation of $8, operating profit of $6 and net income of $6 corresponding to Telecom USA. ☐ Balance sheet information
Fixed assets, net	4,057	1,829	368	2,197	—	6,254
Intangible assets, net	164	596	1	597	—	761
Capital expenditures (without ARO and debt issue costs)	383	217	15	232	—	615
Depreciation of fixed assets	(316)	(167)	(39)	(206)	—	(522)
Amortization of intangible assets (without debt issue costs)	(8)	—	—	—	—	(8)
Net financial asset (debt)	246	(701)	(122)	(823)	—	(577)
☐ Cash flow information
Cash flows provided by (used in)operating activities	795	510	45	555	(6)	1,344

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(465)	(255)	(36)	(291)	—	(756)
Decrease in investments not considered as cash and cash equivalents and other	2	—	—	—	—	2

Total cash flows used in investing activities	(463)	(255)	(36)	(291)	—	(754)

Cash flows from financing activities:
Debt proceeds	—	216	68	284	—	284
Payment of debt	(141)	(31)	(40)	(71)	—	(212)
Payment of interest and debt-related expenses	(42)	(33)	(4)	(37)	—	(79)
Cash dividends paid	—	—	(14)	(14)	—	(14)
Inter-segment transfers of cash	730	(716)	(20)	(736)	6	—

Total cash flows (used in) provided by financing activities	547	(564)	(10)	(574)	6	(21)

Increase (decrease) in cash and cash equivalents	879	(309)	(1)	(310)	—	569
Cash and cash equivalents at the beginning of the year	352	544	6	550	—	902

Cash and cash equivalents at period end	1,231	235	5	240	—	1,471

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

13. Unconsolidated information

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes. The tables below present unconsolidated financial statement information, as follows:

Balance sheets:

	As of June 30, 2010	As of December 31, 2009
ASSETS
Current Assets
Investments	$354	$—
Dividends receivable	200	—

Total current assets	554	—

Non-Current Assets
Investments	2,872	2,976
Other receivables	1	—

Total non-current assets	2,873	2,976

TOTAL ASSETS	$3,427	$2,976

LIABILITIES
Current Liabilities
Economic rights Class “A” preferred shares	$350	$—
Accounts payable	2	2
Loans	—	16
Taxes payable	3	5

Total current liabilities	355	23

TOTAL LIABILITIES	$355	$23
SHAREHOLDERS’ EQUITY	$3,072	$2,953

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$3,427	$2,976

Statements of income:
	Six-month periods ended June 30,
	2010	2009
Gain on equity investees	$473	$384
General and administrative expenses	(5)	(2)
Financial results, net	4	(1)
Other expenses, net	(3)	(2)

Net income	$469	$379

Condensed statements of cash flows:
	Six-month periods ended June 30,
	2010	2009
Cash flows used in operating activities	$371	$(6)
Cash flows provided by financing activities	(17)	6

Increase in cash and cash equivalents	354	—
Cash and cash equivalents at the beginning of year	—	—

Cash and cash equivalents at period-end	$354	$—

14. Adoption of IFRS

On December 30, 2009, the CNV issued Resolution No. 562/09 (“RG 562/09”) adopting RT 26 of the FACPCE for certain public companies (as defined by Law No. 17,811 – Regime for Public Offering). RT 26 adopts IFRS as issued by the International Accounting Standards Board (“IASB”), effective for fiscal years beginning January 1, 2012, while early adoption is permitted for fiscal year beginning January 1, 2011. RG 562/09 also provides for the preparation of financial statements in accordance with IFRS as additional information of the statutory financial statements for the fiscal year beginning January 1, 2010.

In accordance with RG 562/09, the Company developed an implementation plan for the adoption of IFRS in the Company, its direct subsidiary Telecom and its indirect subsidiary Personal (“the Implementation Plan”). Such Plan was approved by the Board of Directors on March 23, 2010. The Implementation Plan provides for the adoption of IFRS according to the dates established in RG 562/09 and considers to prepare financial statements according with RT 26 as “additional information” to the consolidated financial statements in order to facilitate the comprehension of the effects of the new standards on Nortel and the Telecom Group’s income and equity. On March 25, 2010, and in accordance with the requirements of RG 562/09, the Company made a public release to the market to inform the approval of the Implementation Plan as “Relevant event” through the CNV.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

14. Adoption of IFRS (continued)

On July 1, 2010, the CNV issued Resolution No. 576/10 (“RG 576/10”). RG 576/10 is complementary of RG 562/09 and provides solutions to certain issues identified in RG 562/09. Also extends and corrects other issues that were subject of consultations and comments after its issuance. However, the provisions of RG 576/10 do not change the dates of adoption of IFRS nor requirements relating to the “Implementation Plan”.

At the date of issuance of these consolidated financial statements, the Company is making progress in the Implementation Plan in accordance with the scheduled dates.

It is noted that since RT 26 was issued, the Company and its subsidiaries have made progress in the diagnostic of the main measurement and disclosures differences between Argentine GAAP and IFRS in the Telecom Group.

The main valuation differences between Argentine GAAP and IFRS which have been identified as of the date of these financial statements are as follows:

a)	Inventories: Under Argentine GAAP inventories are stated at replacement cost. Under IFRS inventories are valued at cost, while “last in first out” method is not allowed.

b)	Capitalization of foreign currency exchange differences: Under Argentine GAAP, foreign currency exchange differences (gains or losses) generated on or after January 6, 2002 through July 28, 2003, in connection with foreign-currency denominated debts as of such dates were allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements were met. Under IFRS, capitalization of foreign currency exchange differences is permitted within certain limits. Therefore, the amounts capitalized under Argentine GAAP in excess of those allowed by IFRS and its reductions, net of accumulated depreciation, should be reversed.

c)	Fixed assets held for sale: Under Argentine GAAP the Company classifies certain fixed assets as held for sale which are included under the caption “Other assets”. Under IFRS a long-lived asset to be sold is classified as held for sale only if certain conditions are met. As some of these conditions are not met under IFRS, these assets have to be included under Fixed assets and be depreciated.

d)	Customer loyalty programs: Personal offers to its customers an incentive program. Under Argentine GAAP such program is accounted for based on actuarial calculations considering the cost of the points expected to be exchanged by the customers. Such cost is recorded as operating expenses. Under IFRS the obligations related to such program should be accounted for accounted for based on actuarial calculations considering the fair value of the points expected to be exchanged by the customers and should be accounted for in the item “Net sales”.

e)	Noncontrolling Interest: Under IFRS noncontrolling interest in a subsidiary should be presented as a caption of the consolidated statement of changes in Shareholders’ equity instead of being presented as a separate caption between total liabilities and equity as required by Argentine GAAP. Moreover, consolidated net income, consolidated comprehensive income and the related amounts of each attributable to the parent and the noncontrolling interest, should be disclosed separately on the face of the consolidated statement of income.

Additionally, other typical differences of telecommunications industry have been identified, such as:

f)	Revenue recognition: IFRS establish specific rules for revenue recognition for bundling transactions (i.e. handsets and service contracts). Those rules differ in certain aspects with Argentine GAAP.

g)	Intangible assets: Under IFRS certain directly attributable subscriber acquisition costs regarding contracts with a minimum contractual period and an enforced termination penalty can be capitalized only if certain conditions are met (as is the case for postpaid and “cuentas claras” customers in the mobile business). There are no similar provisions for the treatment of subscriber acquisition costs under Argentine GAAP.

Additionally, the Company is evaluating the potential impact on valuation and disclosure that may have the Classes “A” and “B” preferred shares issued by Nortel. IFRS provides specific guidelines for classifying such shares as “equity instrument” or “debt instrument”, depending on certain characteristics of the instrument and its issue terms.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

14. Adoption of IFRS (continued)

Moreover, the main disclosure differences that have been identified as of the date of issuance of these consolidated financial statements are the following:

a)	IFRS allows presentation of assets and liabilities in increasing or decreasing order of liquidity in the statement of financial position, however Argentine GAAP requires following a decreasing order of liquidity.

b)	There are no specific rules under IFRS in the form to present the income statement of a company. Presentation of income and expenses by nature or by activity is allowed (cost of services provided, administration and selling expenses).

c)	The items that are included under Other expenses under Argentine GAAP should be classified as operating expenses or financial results under IFRS, as the case may be.

d)	IFRS contemplate the preparation of condensed Interim financial statements which result in an easier set of information than the annual financial statements and, in certain aspects, differ from the present consolidated financial statements.

On the other hand, IFRS establish more disclosure requirements than those actually required under Argentine GAAP (for annual reports), basically related to credit, liquidity and market risks, related parties, financial instruments and fair value of assets and liabilities, among others.

It should be noted that the abovementioned differences result from the differences between Argentine GAAP and IFRS that are effective as of the date of issuance of these consolidated financial statements.

15. Other financial statement information

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP:

a.	Fixed assets, net

b.	Intangible assets, net

c.	Securities and equity investments

d.	Current investments

e.	Allowances and provisions

f.	Cost of services

g.	Foreign currency assets and liabilities

h.	Expenses

i.	Aging of assets and liabilities

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

15. Other financial statement information (continued)

(a) Fixed assets, net

	Original value
Principal account	As of the beginning of year	Additions	Foreign currency translation adjustments	Transfers	Decreases	As of the end of the period
Land	127	—	—	3	—	130
Building	1,545	—	—	20	(2)	1,563
Tower and pole	447	—	—	12	—	459
Transmission equipment	4,812	11	—	80	—	4,903
Wireless network access	1,895	3	—	82	—	1,980
Switching equipment	4,677	14	1	98	—	4,790
Power equipment	744	1	—	34	—	779
External wiring	6,602	—	—	70	—	6,672
Computer equipment	4,334	7	—	156	—	4,497
Telephony equipment and instruments	932	—	—	4	—	936
Equipment lent to customers at no cost	214	17	—	—	(5)	226
Vehicles	169	5	—	—	(2)	172
Furniture	91	—	—	5	—	96
Installations	398	3	—	17	—	418
Improvements in third parties buildings	130	—	—	7	—	137
Work in progress	733	605	—	(564)	—	774

Subtotal	27,850	(a) 666	1	24	(9)	28,532
Asset retirement obligations	41	—	—	—	—	41
Advances to suppliers	15	—	—	(15)	—	—
Materials	234	(b) 80	—	(9)	(54)	251

Total as of June 30, 2010	28,140	746	1	—	(63)	28,824

Total as of June 30, 2009	26,281	615	75	—	(86)	26,885

	Depreciation						Net carrying	Net carrying
Principal account	Accumulated as of the beginning of the year	Annual rate (%)	Amount	Foreign currency translation adjustments	Decreases and transfers	Accumulated as of the end of the period	value as of June 30, 2010	value as of December 31, 2009
Land	—	—	—	—	—	—	130	127
Building	(920)	2 – 7	(18)	—	1	(937)	626	625
Tower and pole	(312)	5 – 7	(9)	—	—	(321)	138	135
Transmission equipment	(3,960)	10 – 13	(91)	—	—	(4,051)	852	852
Wireless network access	(1,357)	10 – 12	(61)	—	—	(1,418)	562	538
Switching equipment	(4,028)	10 – 15	(74)	(1)	—	(4,103)	687	649
Power equipment	(579)	7 – 10	(18)	—	—	(597)	182	165
External wiring	(5,187)	6	(93)	—	—	(5,280)	1,392	1,415
Computer equipment	(3,281)	18 – 20	(192)	—	—	(3,473)	1,024	1,053
Telephony equipment and instruments	(888)	13 – 20	(5)	—	—	(893)	43	44
Equipment lent to customers at no cost	(174)	50	(21)	—	5	(190)	36	40
Vehicles	(105)	20	(11)	—	2	(114)	58	64
Furniture	(77)	9 – 11	(3)	—	—	(80)	16	14
Installations	(287)	7 – 10	(10)	—	—	(297)	121	111
Improvements in third parties buildings	(93)	3	(8)	—	—	(101)	36	37
Work in progress	—		—	—	—	—	774	733

Subtotal	(21,248)		(614)	(1)	8	(21,855)	6,677	6,602
Asset retirement obligations	(28)	10 – 14	(1)	—	—	(29)	12	13
Advances to suppliers	—		—	—	—	—	—	15
Materials	—		—	—	—	—	251	234

Total as of June 30, 2010	(21,276)		(c) (615)	(1)	8	(21,884)	6,940	6,864

Total as of June 30, 2009	(20,074)		(c) (522)	(49)	33	(20,612)	6,273

(a)	Includes $7 in Transmission equipment, $17 in Equipment lent to customers at no cost and $69 in Work in progress, transferred from materials.
(b)	Net of $93 transferred to fixed assets.
(c)	Includes $(5) and $(4) in June 2010 and 2009, respectively, corresponding to the depreciation of capitalized foreign currency exchange differences (Note 4.c).

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

15. Other financial statement information (continued)

(b) Intangible assets, net

	Original value
Principal account	As of the beginning of the year	Additions	Foreign currency translation adjustments	Decreases	As of the end of the period
Software obtained or developed for internal use	460	—	—	—	460
Debt issue costs	37	—	(27)	—	10
PCS license	658	—	—	—	658
Band B license and PCS license (Paraguay)	294	—	—	—	294
Rights of use	227	—	(3)	—	224
Exclusivity agreements	54	—	(13)	—	41
Customer relationship	2	—	—	—	2

Total as of June 30, 2010	1,732	—	(43)	—	1,689

Total as of June 30, 2009	1,645	—	—	19	1,664

	Amortization						Net carrying value as of June 30, 2010	Net carrying value as of December 31, 2009
Principal account	Accumulated as of the beginning of the year	Amount		Foreign currency translation adjustments	Decreases	Accumulated as of the end of the period
Software obtained or developed for internal use	(459)		(1)	—	—	(460)	—	1
Debt issue costs	(35)		(1)	27	—	(9)	1	2
PCS license	(70)		—	—	—	(70)	588	588
Band B license and PCS license (Paraguay)	(293)		—	—	—	(293)	1	1
Rights of use	(71)		(8)	3	—	(76)	148	156
Exclusivity agreements	(31)		(1)	13	—	(19)	22	23
Customer relationship	—		—	—	—	—	2	2

Total as of June 30, 2010	(959)	(a)	(11)	43	—	(927)	762	773

Total as of June 30, 2009	(873)	(b)	(11)	—	(19)	(903)	761

a)	An amount of $(9) is included in cost of services, $(1) in selling expenses and $(1) in financial results, net.
b)	An amount of $(6) is included in cost of services, $(2) in selling expenses and $(3) in financial results, net.

(c) Securities and equity investments

Issuer and characteristic of the securities	Market value	Number of securities	Net realizable value as of June 30, 2010	Cost value as of June 30, 2010	Book value as of June 30, 2010	Book value as of December 31, 2009
CURRENT INVESTMENTS
Government bonds
Ciudad Autónoma de Buenos Aires Bonds (i)		$1,286,049	2	2	2	—

Total government bonds			2	2	2	—

Mutual funds
FBA Renta $ Banco Frances	$2.66	5,546,768	15	15	15	58
Fima Premium Clase B Banco Galicia	$1.33	19,590,947	26	26	26	48
Optimun CDB$ Clase B BNP	$2.01	2,610,011	5	5	5	14
Superahorro $ Clase B Banco Santander Río	$0.30	19,914,253	3	3	3	—

Total mutual funds			49	49	49	120

Related parties – Mutual funds
Alpha $ Clase A Standard Bank			—	—	—	16

Total related parties			—	—	—	16

Total current investments			51	51	51	136

NON-CURRENT INVESTMENTS
Government bonds
Ciudad Autónoma de Buenos Aires Bonds (i)		$1,286,049	1	1	1	—

Total government bonds			1	1	1	—

Total non-current investments			1	1	1	—

(i)	Telecom had classified these securities as held-to-maturity as management had the intent and ability to hold them to maturity (November 2011).

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

15. Other financial statement information (continued)

(d) Current investments

	Cost as of June 30, 2010	Book value as of
		June 30, 2010	December 31, 2009
CURRENT INVESTMENTS
Time deposits
With an original maturity of three months or less
In foreign currency (Note 15.g)	$489	$490	$418
In Argentine pesos	888	897	657
In Argentine pesos – Related parties	45	45	—

Total cash and cash equivalents	$1,422	$1,432	$1,075

Total current investments	$1,422	$1,432	$1,075

(e) Allowances and provisions

Items	Opening balances	Additions		Reclassifications	Deductions	As of June 30, 2010
Deducted from current assets
Allowance for doubtful accounts receivables	144		63	—	(53)	154
Allowance for doubtful accounts and other assets	13		—	—	—	13
Allowance for income tax credits	—		1	—	—	1
Regulatory contingencies	4		—	(4)	—	—
Allowance for obsolescence of inventories	21		15	—	(16)	20

Total deducted from current assets	182		79	(4)	(69)	188

Deducted from non-current assets
Valuation allowance of net deferred tax assets (a)	19		2	—	—	21
Regulatory contingencies	75		11	4	—	90
Allowance for doubtful accounts and other assets	40		(1)	—	—	39
Write-off of materials	25		(3)	—	(1)	21

Total deducted from non-current assets	159		9	4	(1)	171

Total deducted from assets	341	(b)	88	—	(70)	359

Included under current liabilities
Provision for contingencies	73		—	11	(10)	74

Total included under current liabilities	73		—	11	(10)	74

Included under non-current liabilities
Provision for contingencies	374		80	(11)	—	443

Total included under non-current liabilities	374		80	(11)	—	443

Total included under liabilities	447	(c)	80	—	(10)	517

(a)	This allowance is included in Taxes payable non-current (Note 10).
(b)	Includes $63 in selling expenses, $22 in other expenses, net and $3 in income tax.
(c)	Included in other expenses, net.

Items	Opening balances	Additions		Reclassifications	Deductions	As of June 30, 2009
Deducted from current assets
Allowance for doubtful accounts receivables	136		72	—	(55)	153
Allowance for doubtful accounts and other assets	13		—	—	—	13
Regulatory contingencies	11		—	3	(10)	4
Allowance for obsolescence of inventories	16		9	—	(2)	23

Total deducted from current assets	176		81	3	(67)	193

Deducted from non-current assets
Allowance for doubtful accounts receivables	1		—	—	—	1
Valuation allowance of net deferred tax assets (a)	16		2	—	(1)	17
Regulatory contingencies	75		4	(3)	—	76
Allowance for doubtful accounts and other assets	31		3	—	—	34
Write-off of materials	19		1	—	(1)	19

Total deducted from non-current assets	142		10	(3)	(2)	147

Total deducted from assets	318	(d)	91	—	(69)	340

Included under current liabilities
Provision for contingencies	36		—	26	(23)	39

Total included under current liabilities	36		—	26	(23)	39

Included under non-current liabilities
Provision for contingencies	319		27	(26)	—	320

Total included under non-current liabilities	319		27	(26)	—	320

Total included under liabilities	355	(e)	27	—	(23)	359

(d)	Includes $72 in selling expenses, $17 in other expenses, net and $2 in income tax.
(e)	Includes $(36) and $63 in other expenses, net.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

15. Other financial statement information (continued)

(f) Cost of services

	Six-month periods ended June 30,
	2010	2009
Inventory balance at the beginning of the year	$264	$267
Plus:
Purchases (a)	766	499
Holding results on inventories	(5)	11
Deductions from allowance for obsolescence of inventories	(16)	(2)
Wireless handsets lent to customers at no cost (b)	(2)	(5)
Replacements	(1)	(5)
Foreign currency translation adjustments in inventory	—	2
Cost of services (Note 15.h)	2,721	2,386
Less:
Inventory balance at period end	(364)	(266)

COST OF SERVICES	$3,363	$2,887

(a)	In 2010 includes $66, net of the effect of the Internal Taxes (better known as the Technological Tax).
(b)	Under certain circumstances, the Company lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Company and customers are generally obligated to return them at the end of the respective agreements.

	Six-month periods ended June 30,
	2010	2009
Services
Net sales	$6,270	$5,387
Cost of sales	(2,701)	(2,367)

Gross profit from services	$3,569	$3,020

Handsets
Net sales	$425	$348
Cost of sales	(642)	(501)

Gross loss from handsets	$(217)	$(153)

Voice, data and Internet equipment
Net sales	$22	$19
Cost of sales	(20)	(19)

Gross profit from Voice, data and Internet equipment	$2	$—

TOTAL GROSS PROFIT	$3,354	$2,867

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

15. Other financial statement information (continued)

(g) Foreign currency assets and liabilities

	As of June 30, 2010				As of December 31, 2009
Items	Amount of foreign currency (i)		Current exchange rate	Amount in local currency	Amount in local currency
Current assets
Cash and banks
Cash	US$	1	3.9310	$2	$2
	EURO	—	4.8180	1	1
	G	—	—	—	4
Bank accounts	US$	5	3.9310	18	18
	G	8,959	0.000824	9	13
	$U	5	0.1860	1	2
Investments
Time deposits	US$	125	3.9310	490	418
Accounts receivable
	US$	18	3.9310	70	110
	SDR	1	5.8140	8	9
	G	19,808	0.000824	16	16
	GBP	—	5.8870	1	1
Related parties	US$	—	—	—	5
Other receivables
Prepaid expenses	US$	8	3.9310	30	17
	G	11,558	0.000824	10	3
	EURO	—	—	—	1
Tax credits	G	10,674	0.000824	9	—
Others	US$	5	3.9310	16	16
	G	—	—	—	3
Non-current assets
Other receivables
Deferred tax assets	G	2,490	0.000824	2	—
Others	US$	1	3.9310	2	3
	G	1,430	0.000824	1	1

Total assets				$686	$643

Current liabilities
Accounts payable
Suppliers	US$	248	3.9310	$975	$982
	G	40,800	0.000824	34	24
	EURO	12	4.8180	56	59
Deferred revenues	G	6,195	0.000824	5	4
Related parties	US$	8	3.9310	33	23
	EURO	—	4.8180	1	5
	SDR	—	5.8140	2	2
Others	G	1,878	0.000824	1	—
Debt
Notes – Principal	US$	174	3.9310	685	685
Banks loans and others – Principal	G	75,820	0.000824	63	72
Accrued interest	US$	1	3.9310	2	1
	G	2,091	0.000824	2	2
Bank overdrafts	G	18,576	0.000824	15	—
Salaries and social security payable
Vacation, bonuses and social security payable	G	1,833	0.000824	2	1
Taxes payable
Others	G	2,423	0.000824	2	1
Other liabilities
Deferred revenue on sale of capacity	US$	6	3.9310	24	12
Others	US$	3	3.9310	13	8
	G	3,308	0.000824	3	1
Non-current liabilities
Accounts payable
Related parties	US$	5	3.9310	20	24
Debt
Banks loans and others – Principal	G	90,350	0.000824	74	58
Taxes payable
Deferred tax liabilities	US$	1	3.9310	2	2
Other liabilities
Deferred revenue on sale of capacity	US$	26	3.9310	102	112
Asset retirement obligations	US$	1	3.9310	3	2

Total liabilities				$2,119	$2,080

(i)	US$ = United States dollar; G= Guaraníes; SDR= Special Drawing Rights; $U= Uruguayan peso; GBP= Great Britain Pound.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

15. Other financial statement information (continued)

(h) Expenses

	Expenses				Six-month
	Cost of services	General and administrative		Selling	period ended June 30, 2010
Salaries and social security	$363		$138	$344	$845
Depreciation of fixed assets	521		22	72	615
Amortization of intangible assets	9		—	1	10
Turnover tax	296		—	—	296
Taxes with the Regulatory Authority	154		—	—	154
Other taxes	119		3	2	124
Maintenance, materials and supplies	257		20	42	319
Bad debt expense	—		—	63	63
Interconnection costs	95		—	—	95
Cost of international outbound calls	70		—	—	70
Lease of circuits	71		—	—	71
Fees for services (a)	49	(a)	45	182	276
Advertising	—		—	179	179
Agent commissions and distribution of prepaid cards commissions	—		—	467	467
Other commissions	—		—	106	106
Roaming	103		—	—	103
Charges for TLRD	341		—	—	341
Cost of voice, Internet and data equipment sales	20		—	—	20
Transportation, freight and travel expenses	16		4	86	106
Energy, water and others	61		1	3	65
Rental expense	38		13	17	68
International and satellite connectivity	49		—	—	49
Others	89		3	7	99

Total	$2,721		$249	$1,571	$4,541

	Expenses				Six-month
	Cost of services	General and administrative		Selling	period ended June 30, 2009
Salaries and social security	$308		$110	$271	$689
Depreciation of fixed assets	448		16	58	522
Amortization of intangible assets	6		—	2	8
Turnover tax	249		—	—	249
Taxes with the Regulatory Authority	126		—	—	126
Other taxes	97		1	3	101
Maintenance, materials and supplies	234		16	36	286
Bad debt expense	—		—	72	72
Interconnection costs	87		—	—	87
Cost of international outbound calls	85		—	—	85
Lease of circuits	67		—	—	67
Fees for services (a)	45	(a)	37	144	226
Advertising	—		—	158	158
Agent commissions and distribution of prepaid cards commissions	—		—	414	414
Other commissions	—		—	88	88
Roaming	88		—	—	88
Charges for TLRD	355		—	—	355
Cost of voice, Internet and data equipment sales	19		—	—	19
Transportation, freight and travel expenses	14		4	86	104
Energy, water and others	42		5	8	55
Rental expense	27		11	15	53
International and satellite connectivity	36		—	—	36
Others	53		2	1	56

Total	$2,386		$202	$1,356	$3,944

(a)	Includes $5 and $3 in June 2010 and 2009, respectively, in General and administrative expenses corresponding to Directors and Supervisory Committee’s fees.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

15. Other financial statement information (continued)

(i) Aging of assets and liabilities

Date due	Investments	Accounts receivable		Other receivables	Accounts payable		Debt		Salaries and social security payable	Taxes payable	Dividends payable	Economic rights Class “A” preferred shares	Other liabilities
Total due	—	396		—	(a)	81	—		—	—	—	—	—

Not due
Third quarter 2010	1,482	743		213		2,015	26		142	397	—	—	29
Fourth quarter 2010	—	—		22		6	727		39	1	164	—	22
First quarter 2011	1	—		15		3	12		40	1	—	—	11
Second quarter 2011	—	—		31		3	29		51	338	—	—	9
July 2011 thru June 2012	1	—		58		20	16		22	2	—	—	21
July 2012 thru June 2013	—	—		2		—	10		17	2	—	—	13
July 2013 and thereafter	—	—		9		—	48		37	8	—	—	93
No date due established	1	—		2		—	—		—	165	—	(d) 350	47

Total not due	1,485	743		352		2,047	868		348	914	164	350	245

Total as of June 30, 2010	1,485	1,139		352		2,128	868		348	914	164	350	245

Balances bearing interest	1,484	396		—		—	868		—	32	—	—	13
Balances not bearing interest	1	743		352		2,128	—		348	882	164	350	232

Total	1,485	1,139		352		2,128	868		348	914	164	350	245

Average annual interest rate (%)	6.80	(b	)	—		—	(c	)	—	9.00	—	—	6.00

(a)	At the date of issuance of these consolidated financial statements, $59 has been cancelled.
(b)	$49 bear 50% over the Banco Nación Argentina 30-day interest rate paid by banks, $154 bear 50% over the Banco Nación Argentina notes payable discount rate and $193 bear 28.45%.
(c)	See Note 8.
(d)	See Note 9.1.d.

Ricardo Alberto Ferreiro
Vice-Chairman in exercise of the Presidency

REVIEW REPORT OF INTERIM FINANCIAL STATEMENTS

To the Directors and Shareholders of

Nortel Inversora S.A.

1.	We have reviewed the accompanying consolidated balance sheet of Nortel Inversora S.A. (“Nortel”) and its consolidated subsidiaries as of June 30, 2010, and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows for the six-month periods ended June 30, 2010 and 2009. These financial statements are the responsibility of the Company’s management.

2.	We conducted our reviews of these statements in accordance with Technical Resolution N° 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of interim financial statements. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Argentina, the objective of which is to express an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Based on the work done and on our examination of Nortel’s consolidated financial statements for the years ended December 31, 2009 and 2008 on which we issued an unqualified opinion dated March 10, 2010, we report that:

a)	the consolidated financial statements of Nortel as of June 30, 2010 and 2009, described in paragraph 1, prepared in conformity with generally accepted accounting principles in Argentina, as approved by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires, consider all significant facts and circumstances which are known to us and we have no observations to make;

b)	comparative information included in the accompanying consolidated balance sheet and related footnotes, derives from Nortel’s consolidated financial statements for the year ended December 31, 2009.

4.	In compliance with current regulations, we report that:

a)	the financial statements mentioned in paragraph 1 of this report have been transcribed to the Inventory and Balance Sheet book and are, as regards those matters that are within our competence, in conformity with relevant rules and regulations of the Commercial Corporations Law and the Comisión Nacional de Valores;

b)	the financial statements of Nortel at June 30, 2010 arise from accounting records carried in all formal respects in accordance with current legal regulations;

c)	except for the chapter entitled “IFRS’ Implementation Plan progress”, we have read the Operating and Financial Review and Prospects on the financial statements on which, as regards those matters that are within our competence, we have no observations to make;

d)	at June 30, 2010, the debt corresponding to withholdings and contributions to the Argentine Integrated Social Security System according to the Company’s accounting records amounts to $40,591.53, none of which was due at that date.

Autonomous City of Buenos Aires

August 10, 2010

PRICE WATERHOUSE & CO. S.R.L.

by	Alejandro P. Frechou (Partner)

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

AS OF JUNE 30, 2010

(In millions of Argentine pesos or as expressly indicated)

  1. The Company

•	Recent Relevant Matters

Summary of the resolutions passed by the Annual and Extraordinary and Special Class “A” Preferred Stockholders’ Meeting held on April 30, 2010.

On April 30, 2010, Nortel held its Annual and Extraordinary and Special Class A Preferred Stockholders’ Meeting. Among other points, the Shareholders’ Meetings approved:

•	Fiscal years 2008 and 2009 Annual Reports and Financial Statements.

•	The proposal to carry forward all non-appropriated profit amounts as of December 2009, due to the Company’s lack of liquidity.

•	The designation of Price Waterhouse & Co. as independent accountants of the Company.

Dividends

The Annual General Ordinary and Extraordinary Shareholders’ Meeting of Telecom held on April 28, 2010, approved a cash dividend distribution in the amount of $1,053 payable in two installments: the first was paid on May 5, 2010, amounting to $689 of which Nortel collected $377, and the second will be paid on December 20, 2010, for the balance of $364, of which Nortel will collect $200.

•	The Company’s results

The Company reached a net gain of $469 for the six-month period ended June 30, 2010. This gain was mainly generated by equity income from related companies.

•	IFRS’ Implementation Plan progress

In accordance with RG 562/09, the Company developed an Implementation Plan for the adoption of IFRS in the Company, its direct subsidiary Telecom and its indirect subsidiary Personal. Such Plan was approved by the Board of Directors on March 23, 2010. The Implementation Plan provides for the adoption of IFRS according to the dates established in RG 562/09 and RG 576/10, and addresses the eventually presentation of IFRS financial statements as “additional information” to the consolidated financial statements in order to facilitate the understanding of the effects of the new standards on Nortel and the Telecom Group’s income and equity.

At the date of issuance of these consolidated financial statements, the Company is making progress in the Implementation Plan in accordance with the scheduled dates and the IFRS’ Project Leader has not identified any circumstances which may require the modification of the Plan or indicate deviations in the fulfillment of its objectives.

•	Selected consolidated quarterly information

Quarter ended	Net sales	Operating income before depreciation and amortization	Operating income	Financial results, net	Net income
Year 2010:
March 31,	3,249	1,062	761	(58)	221
June 30,	3,468	1,097	773	16	248

	6,717	2,159	1,534	(42)	469

Year 2009:
March 31,	2,829	917	659	(95)	190
June 30,	2,925	922	652	(57)	189
September 30,	3,107	1,013	721	(167)	163
December 31,	3,365	1,044	726	(12)	216

	12,226	3,896	2,758	(331)	758

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF JUNE 30, 2010

I

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

  2. The Telecom Group

•	Net sales

During 1H10, consolidated net sales increased by 17% (+$963 vs. 1H09) to $6,717, mainly fueled by the Broadband, data transmission and cellular businesses.

	Six-month periods ended June 30,
	2010	2009	%
Voice	1,420	1,377	3
Internet	644	486	33
Data transmission	158	127	24

Voice, data and Internet	2,222	1,990	12

Wireless – Personal	4,279	3,574	20
Wireless – Núcleo	216	190	14

Wireless	4,495	3,764	19

Total net sales	6,717	5,754	17

The evolution in Net sales by reportable segment was as follows:

Voice, data and Internet

During 1H10, revenues generated by these services amounted to $2,222, +12% vs. 1H09, where Internet revenues still have grown the most (+33% vs. 1H09), followed by data transmission (+24% vs. 1H09), while voice services remain stable (+3% vs. 1H09).

➢	Voice

Total revenues for this service reached $1,420 in 1H10 (+3% vs. 1H09). The results of this line of business are still affected by frozen tariffs of regulated services. Revenues from regulated services reached approximately 46% of net sales of the segment in 1H10 (vs. 50% in 1H09).

Monthly Charges and Supplementary Services increased by $18 or 4% vs. 1H09, to $435, as a consequence of a higher number of lines in service (+1%), which reached more than 4.1 million, and a 17% increase in supplementary services.

Revenues generated by measured services (Local Measured Service, Domestic Long Distance and International Telephony – together with the revenues generated by the subsidiary Telecom Argentina USA -) totaled $648, +$23 or 4% vs. 1H09, mainly fueled by the effect of the flat rate packs. In relative terms, revenues from local measured service increased the most with 8% vs. 1H09; DLD revenues slightly increased +4% vs. 1H09 and international telephony revenues decreased 3% vs. 1H09 influenced by a lower demand in Wholesale customers.

Interconnection revenues amounted to $207 (-3% vs. 1H09), mainly due to a lower traffic between fixed telephony operators.

Other revenues reached $130 (+8 or 7% vs. 1H09), mainly due to higher reconnection charges, billing and collecting services and fixed telephony equipment sales.

➢	Data transmission and Internet

Data transmission revenues amounted to $158 (+24% vs. 1H09), where the focus was to strengthen Telecom’s position as an integrated ICT provider for wholesale and government segments. The increase was mainly due to the growth of VPN IP services (private data networks services that replaces the point to point services) and Datacenter services.

Revenues related to Internet reached $644 (+$158 or 33% vs. 1H09), mainly due to the substantial expansion of the Broadband service (with an increase of 15% in the subscriber base vs. 1H09) and the improvement of the ADSL ARPU (+17% vs. 1H09).

As of June 30, 2010, Telecom reached 1,274,000 ADSL customers. These connections represent approximately 31% of Telecom’s fixed lines in service.

Data Transmission and Internet together have significantly increased their contribution to net consolidated sales reaching a 12% participation and representing 36% of the Voice, data and Internet segment revenues (vs. 31% in 1H09).

Cellular Telephony

In this quarter, consolidated clients have significantly increased reaching 17.2 million as of the end of June 2010, representing an increase of 0.9 million since December 2009 and 1.8 million since June 2009. During 1H10, net sales reached $4,495 (+19% vs. 1H09).

➢	Personal in Argentina

As of June 30, 2010, Personal reached 15.4 million subscribers in Argentina (+1.7 million or +13% vs. 1H09) which allowed the company to enhance its market position.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF JUNE 30, 2010

II

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Approximately 70% of the overall subscriber base is prepaid and 30% is postpaid (including “Cuentas claras” plans).

Personal continued with sustained growth in revenues (including handset sales) reaching $4,279 (+20% vs. 1H09), supported by the increase in the overall voice traffic minutes by 16% vs. 1H09 and in value-added services (“VAS”) revenues by 38% vs. 1H09. Service revenues reached $3,856 (+19% vs. 1H09) where 38% of them corresponds to VAS revenues (32% in 1H09). Also noteworthy is SMS traffic performance, which climbed from a monthly average of 2,290 million messages in 1H09 to 4,246 million in 1H10 (+85%).

As a consequence of the traffic increase and higher usage of VAS, Average Monthly Revenue per User (“ARPU”) increased to approximately $42 pesos in 1H10 (+5% vs. 1H09).

➢	Personal in Paraguay

As of June 30, 2010, Núcleo’s subscriber base remained stable in 1.8 million customers when compared vs. 1H09. Prepaid and postpaid customers represented 88% and 12%, respectively (90% and 10% in 1H09, respectively).

Personal’s subsidiary in Paraguay generated revenues equivalent to $216 during 1H10 (+14% vs. 1H09). ARPU reached US$ 4.6 in 1H10 (+7% vs. 1H09).

•	Operating costs

The cost of services, administrative expenses and selling expenses totaled $5,178 in 1H10, which represents an increase of $735 or +17% vs. 1H09. The increase in costs principally is a consequence of a higher volume of revenues, greater expenses related to competition in cellular and Internet businesses and inflationary effects on the cost structure of the Group.

	Six-month periods ended June 30,
	2010	2009	%
Salaries and social security	(844)	(688)	23
Taxes and fees with the Regulatory Authority	(572)	(476)	20
Maintenance, materials and supplies	(319)	(286)	12
Bad debt expense	(63)	(72)	(13)
Interconnection costs	(95)	(87)	9
Cost of international outbound calls	(70)	(85)	(18)
Lease of circuits	(71)	(67)	6
Fees for services	(274)	(225)	22
Advertising	(179)	(158)	13
Agent commissions and distribution of prepaid cards commissions	(467)	(414)	13
Other commissions	(106)	(88)	20
Roaming	(103)	(88)	17
Charges for TLRD	(341)	(355)	(4)
Cost of voice and data equipment sales and wireless handsets	(662)	(520)	27
Others	(387)	(304)	27

Subtotal	(4.553)	(3.913)	16
Depreciation of fixed assets	(615)	(522)	18
Amortization of intangibles assets	(10)	(8)	25

Operating costs	(5.178)	(4.443)	17

The cost breakdown is as follows:

– Salaries and Social Security Contributions totaled $844 (+23% vs. 1H09), affected by increases in salaries and the related social security charges. Regarding personnel, the decrease in headcount in fixed segment (-125 employees vs. 1H09) was partially compensated by the net incorporation of 194 employees in the same period in the wireless segment. With a total headcount of 15,391 at the end of 1H10 (+0.45% vs. 1H09), lines in service per employee improved reaching 368 in the Voice, data and Internet segment(+2% vs. 1H09) and 3,952 in the wireless segment (+7% vs. 1H09).

– Taxes (including fees with the Regulatory Authority) reached $572 (+20% vs. 1H09), influenced mainly by higher average rates in turnover taxes and higher bank debits and credits taxes amounting to $66. The rates and fees paid to the Regulatory Authority increased in $30, mainly due to the increase in revenues and cellular subscribers.

– Network access costs (includes charges for TLRD, Roaming, Interconnection costs, cost of international outbound calls and lease of circuits) amounted to $680, similar levels as those obtained in 1H09.

– Agents, distribution of prepaid cards and other commissions were $573 (+14% vs. 1H09), mainly due to the increase in commissions related to commercial agents associated to higher revenues because of major acquisition and retention costs, higher cards sales, and prepaid recharges.

– Fees for services amounted to $274 (+22% vs. 1H09), mainly due to higher costs from the Call Centers in the wireless segment.

– Advertising amounted to $179 (+13% vs. 1H09), oriented towards supporting the commercial activity in mobile services ($126) and Internet ($53) and to strengthening the brand position of the Telecom Group.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF JUNE 30, 2010

III

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

– Cost of handsets totaled $662 (+27% vs. 1H09) due to an increase in the sale of handsets ($+10% vs. 1H09), specially high-end handsets to boost VAS and the average costs of them (+16% vs. 1H09) mainly due to the effect of the Internal Taxes not charged to the customers amounting to $37 (better known as the Technological Tax).

– Bad debt expense reached $63 (-$9 vs. 1H09), representing 1% of the consolidated net revenues. The best performance was in the Voice, data and Internet segment.

– Depreciation of Fixed and Intangible Assets reached $625 (+18% vs. 1H09). Fixed-line telephony totaled $345 (+6% vs. 1H09) and cellular telephony totaled $280 (+36% vs. 1H09), mainly due to higher investment in fixed assets in Wireless network access, Switching Equipment and Computer Equipment in both segments.

– Other costs totaled $706 (+20% vs. 1H09). The increase was due to the inflationary effects on related services.

•	Operating income before depreciation and amortization

Operating income before depreciation and amortization reached $2,164 (+$323 or 18% vs. 1H09), due to higher level of revenues over operating costs before depreciation and amortization.

•	Operating income

Operating income increased 17% (+$228 vs. 1H09), amounting to $1,539, representing 23% of the consolidated net revenues in both periods.

•	Financial results, net

Financial results, net resulted in a net loss of $46, a decrease of $105 vs. 1H09. This was due to lower losses registered in net foreign currency exchange ($91 vs. 1H09) and lower net interest ($38 vs. 1H09), partially compensated by higher results on holding losses on inventories (-$16 vs. 1H09).

•	Net financial asset (debt)

As of June 30 2010, Net financial assets (Loans minus Cash and Cash Equivalents) amounted to $326, a reduction in debt of $890 as compared to June 2009 due to the strong cash flow generation that offset the cash dividends paid by Telecom amounting to $689. The Voice, data and Internet segment has net financial assets of $788 and the Wireless segment has net financial debt of $462, mainly due to the cash dividends paid to Telecom and Nortel amounting to $575.

•	Capital expenditures

During 1H10, the Telecom Group invested $746 in fixed and intangible assets (+21% vs. 1H09), of which $338 or 45% were allocated to the Voice, Data and Internet segment (62% in 1H09) and $408 or 55% to the wireless segment (38% in 1H09). In relative terms, capex reached 11% of the revenues of 1H10 and were mainly for the Wireless network access, Transmission equipment and Switching equipment items.

Main capex projects are related to the expansion of broadband services to improve transmission and speed available to the clients; deployment of 3G services to support the growth of mobile broadband together with the launch of innovative VAS and the expansion of transmission and transport networks to meet the growing demand of our fixed and mobile clients.

•	Recent Relevant Matters

Cash dividends

On May 5, 2010, Personal made a cash dividend payment to Telecom amounting to $575 (equivalent to $1.85 per share). The distribution was approved by the Shareholder’s Meeting of Personal held on April 20, 2010. These dividends were used to finance the cash dividend payment made by Telecom to its shareholders.

Wage agreements

In addition to the extraordinary lump sum granted in February 2010 to the unionized employees ($1,000 pesos, net of discounts, per employee) in July 2010, Telecom made a wage agreement with various telephony trade union, by means of which the unionized employees shall receive progressively from July different lump sums according to their respective categories, representing a cumulative average wage increase of approximately 25.3% during the second half of 2010. The negotiation is effective until June 30, 2011, and also provides an additional lump sum for the first quarter of 2011, representing an increase of 32.5% over the June 2010 wages. The Group also has provided for non-unionized employees a wage increase of 10% as from July 1, 2010 (excluding the macrostructure employees), which added to the one granted in February 2010, reached an increase of 21%, cumulatively for the current year. Therefore, these increases will affect the Group’s operating profit as from the third quarter of 2010.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF JUNE 30, 2010

IV

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

•	Closing prices of Class “B” Shares of Telecom

Month	2006	2007	2008	2009	2010
January	7.97	12.75	12.80	5.86	12.90
February	7.74	13.00	14.50	5.45	12.75
March	8.20	13.05	13.50	5.97	14.60
April	7.75	13.80	11.25	6.80	15.35
May	6.75	17.20	12.15	6.78	13.35
June	7.00	15.25	9.35	10.00	13.00
July	7.87	13.75	8.33	10.45	14.45
August	8.43	16.50	8.24	11.70
September	8.52	15.65	7.98	12.20
October	9.25	15.25	4.40	12.90
November	10.50	16.80	5.80	12.40
December	11.90	14.30	6.00	12.65

Annual increase (decrease)	51%	20%	(58%)	111%	—

MERVAL Annual increase (decrease)	35%	3%	(50%)	115%	—

  3. Summary comparative consolidated balance sheets

	As of June 30,
	2010	2009	2008	2007	2006
Current assets	3,318	3,221	2,502	2,018	1,509
Non current assets	7,758	7,083	6,706	6,743	6,871

Total assets	11,076	10,304	9,208	8,761	8,380

Current liabilities	4,570	3,979	3,880	3,216	2,587
Non current liabilities	964	1,558	1,574	2,981	3,765

Total liabilities	5,534	5,537	5,454	6,197	6,352
Noncontrolling interest	2,470	2,204	1,748	1,190	945
Shareholders’ equity	3,072	2,563	2,006	1,374	1,083

Total liabilities, noncontrolling interest and Shareholders’ equity	11,076	10,304	9,208	8,761	8,380

  4. Summary comparative consolidated statements of operations

	Six-month periods ended June 30,
	2010	2009	2008	2007	2006
Net sales	6,717	5,754	5,051	4,202	3,348
Operating costs	(5,183)	(4,445)	(4,004)	(3,477)	(2,928)

Operating income	1,534	1,309	1,047	725	420
Gain on equity investees	—	13	—	—	6
Financial results, net	(42)	(152)	(8)	(218)	(297)
Other expenses, net	(126)	(74)	(92)	(59)	(87)

Net income (loss) before income tax and noncontrolling interest	1,366	1,096	947	448	42
Income tax benefit (expense), net	(502)	(394)	(328)	(158)	65
Noncontrolling interest	(395)	(323)	(286)	(137)	(55)

Net income from continuing operations	469	379	333	153	52
Loss from discontinued operations	—	—	—	56	—

Net income	469	379	333	209	52

Net income per share (in pesos)	42.59	34.14	30.02	18.22	3.33

  5. Statistical data (in physical units)

•	Voice, data and Internet

Fixed telephone service

June 30,	2010		2009		2008		2007		2006
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Equipment lines	3,834,383	(9,426)	3,849,527	142	3,847,013	(27,581)	3,878,264	3,698	3,862,719	7,284
NGN lines	776,820	22,160	634,212	29,056	392,940	19,868	94,600	7,700	—	—

Installed lines (a)	4,611,203	12,734	4,483,739	29,198	4,239,953	(7,713)	3,972,864	11,398	3,862,719	7,284
Lines in service (b)	4,065,580	7,627	4,025,882	17,461	3,954,691	23,390	3,866,366	26,332	3,733,183	27,386
Customers lines (c)	3,975,017	8,751	3,933,480	17,907	3,856,206	25,686	3,757,679	28,230	3,621,799	27,027
Public phones installed	47,021	(1,662)	53,703	(2,161)	64,159	(2,950)	78,205	(2,087)	82,308	276
Lines in service per 100 inhabitants (d)	20.6	—	20.6	—	20.4	0.1	20.1	0.1	19.6	0.1
Lines in service per employee (e)	368	2	360	1	343	2	337	2	329	4

(a)	Reflects total number of lines available in Switches, considered independently of its technology (TDM or NGN).
(b)	Includes customers lines, own lines, public telephones and DDE and ISDN channels. As of June 30, 2010, Telecom considers DDE channels as lines in service. Previously it considered the internal numbers assigned to those channels. Therefore, comparative information has been adapted to the new criterion.
(c)	The number of clients is measured in relation to the physical occupation of network resources.
(d)	Corresponding to the Northern Region of Argentina.
(e)	Defined as lines in service / number of actual employees.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF JUNE 30, 2010

V

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Internet

June 30,	2010		2009		2008		2007		2006
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
ADSL subscribers	1,274,000	42,000	1,110,000	50,000	890,000	64,000	590,000	73,000	293,000	48,000
Dial Up subscribers	50,000	(2,000)	59,000	(3,000)	71,000	(2,000)	79,000	(6,000)	105,000	(6,000)

Total subscribers	1,324,000	40,000	1,169,000	47,000	961,000	62,000	669,000	67,000	398,000	42,000

•	Cellular telephone service

Personal

June 30,	2010		2009		2008		2007		2006
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers (*)	1,870,000	83,000	1,576,000	59,000	1,269,000	71,000	925,000	100,000	616,000	47,000
“Cuentas claras” plans	2,737,000	30,000	2,774,000	(48,000)	2,583,000	60,000	2,263,000	66,000	1,876,000	141,000
Prepaid subscribers	10,727,000	273,000	9,236,000	404,000	7,527,000	366,000	6,693,000	405,000	4,382,000	335,000

Total subscribers	15,334,000	386,000	13,586,000	415,000	11,379,000	497,000	9,881,000	571,000	6,874,000	523,000

Lines per employee	3,907	—	3,642	—	3,209	—	3,024	—	2,615	—

Núcleo

June 30,	2010		2009		2008		2007		2006
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers (*)	50,000	7,000	27,000	4,000	24,000	1,000	22,000	—	21,000	—
“Plan control” plans	170,000	9,000	148,000	5,000	143,000	2,000	134,000	2,000	106,000	4,000
Prepaid subscribers	1,604,000	—	1,580,000	(69,000)	1,567,000	49,000	1,246,000	72,000	664,000	97,000

Subtotal cellular	1,824,000	16,000	1,755,000	(60,000)	1,734,000	52,000	1,402,000	74,000	791,000	101,000
Internet Wimax subscribers	11,000	—	13,000	(3,000)	12,000	1,000	3,000	2,000	—	—

Total subscribers	1,835,000	16,000	1,768,000	(63,000)	1,746,000	53,000	1,405,000	76,000	791,000	101,000

Lines per employee (**)	4,375	—	4,199	—	4,033	—	3,362	—	2,033	—

(*)	Includes mobile Internet subscribers.
(**)	Internet Wimax subscribers are not included.

  6. Consolidated ratios

June 30,	2010	2009	2008	2007	2006
Liquidity (1)	0.73	0.81	0.65	0.63	0.58
Solvency (2)	1.00	0.86	0.69	0.41	0.32
Locked up capital (3)	0.70	0.69	0.73	0.77	0.82

(1)	Current assets/Current liabilities.
(2)	Shareholders’ equity plus noncontrolling interest/Total liabilities.
(3)	Non current assets/Total assets.

  7. Outlook

In the remainder of the present fiscal year the Telecom Group will continue with the implementation of its strategy of increasing its customer base as well as the revenues in every business segment.

Growth in fixed line telephony will continue in line with the trend of past years and with the international trend of the telecommunications sector as the market reaches maturity. The expansion of the Broadband business is the main driver of growth, where the Arnet brand is in an excellent position in segments of individual customers and in corporate accounts. The combined offer of fixed, mobile and data services together with the data center capabilities that have gained strength with the acquisition of Cubecorp and subsequent merger with Telecom, will allow Telecom to be in a more competitive position to be selected by customers as a strategic supplier of telecommunications and related services.

It is estimated that the Cellular Telephony will continue expanding its subscriber base in fiscal year 2010 but at a more moderate pace. However, the positioning of Personal in the Argentine market can encourage the expectation of continued growth in market share, in number of customers and in net revenues in the mobile industry. The strategy of acquiring high value customers and stimulating consumption through the launch of new services and products shall continue. One of the most important drivers of growth will continue to be the expansion of value added services (in 1H10 it represented approximately 38% of sales of cellular services vs. 32% in 1H09). It is also expected that the offer of mobile Internet, shall continue to strengthen the growth of these services, supported by the deployment of the third generation network shall allow higher speeds in data transmission and the increase in the number of locations where the service is available.

In order to provide the customers with newer and better services, during the present fiscal year the Telecom Group shall continue with its investment plans, representing 17% of the net consolidated sales estimated for fiscal year 2010. Telecom Argentina shall invest to sustain the growth in Broadband services, to continue developing the next generation network (NGN), to supply mobile operators with the necessary infrastructure and to continue with the updating of commercial and support systems. Regarding Personal, the expansion of its network infrastructure will continue, and a special effort will be put in extending 3G technology coverage and bandwidth for mobile data transmission.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF JUNE 30, 2010

VI

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

The Telecom Group is in an excellent financial position because there are no financial commitments which cannot be settled by the internal cash flow generation.

The strategy implemented by the Management of Telecom introduces the basic necessary foundations that will allow the Telecom Group to take the necessary steps to achieve its objectives of constant service enhancement, strengthening its market position and increasing its efficiency to satisfy the continuous needs of the customers in the dynamic Argentine telecommunications market.

Ricardo Alberto Ferreiro
Vice-Chairman in exercise of the Presidency

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF JUNE 30, 2010

VII

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: September 2, 2010	By:	/S/ JOSÉ GUSTAVO POZZI
	Name:	José Gustavo Pozzi
	Title:	General Manager